Filed Pursuant to Rule 424(b)(3)
Registration No. 333-269735
PROSPECTUS SUPPLEMENT NO. 2
(to Prospectus dated April 23, 2024)

Up to 226,840,670 Shares of Common Stock
8,857,762 Warrants to Purchase Common Stock
This prospectus supplement supplements the prospectus dated April 23, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-269735). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on August 8, 2024 (the “Quarterly Report”). Accordingly, we have attached the Quarterly Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the issuance by us of an aggregate of up to 23,403,989 shares of our common stock, $0.0001 par value per share (“common stock”), which consists of (i) up to 4,774,276 shares of common stock that are issuable upon the exercise of private placement warrants (the “Private Placement Warrants”) originally issued in a private placement to AMCI Sponsor II LLC (the “Sponsor”) in connection with the initial public offering (“IPO”) of AMCI Acquisition Corp. II (“AMCI”) and upon the conversion of certain working capital loans of the Sponsor, at a price of $1.00 per warrant, (ii) up to 7,499,924 shares of common stock that are issuable upon the exercise of public warrants (the “Public Warrants” and, together with the Private Placement Warrants, the “warrants”) originally issued in connection with the AMCI IPO as units of AMCI at a price of $10.00 per unit, with each unit consisting of one ordinary share and one-half of one warrant, (iii) up to 5,000,000 shares of common stock that are issuable upon the conversion of that certain Simple Agreement for Future Equity between BGTF LT Aggregator LP (“Brookfield”) and LanzaTech NZ, Inc., dated October 3, 2022 (the “Brookfield SAFE”) at the equivalent to a price of $10.00 per share, (iv) up to 300,000 shares of common stock that are issuable under a warrant held by ArcelorMittal XCarb S. à r.l. (“ArcelorMittal”), dated December 8, 2021 (the “AM Warrant”) at the equivalent to a price of $10.00 per share, (v) up to 4,083,486 shares of common stock issuable upon the exercise of the warrants issued to certain selling stockholders pursuant to the Forward Purchase Agreement (the “Shortfall Warrants”), and (vi) up to 1,746,303 shares of common stock underlying options issued to certain holders under our incentive plans (the “Options” and together with the warrants, the AM Warrant and the Brookfield SAFE and the Shortfall Warrants, the “Convertible Securities”) held by certain selling stockholders.
The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling stockholders named in the prospectus or their permitted transferees (the “selling stockholders”) of up to 4,774,276 Private Placement Warrants, up to 4,083,486 Shortfall Warrants, and up to 203,436,682 shares of common stock, which consists of (i) up to 18,500,000 shares of common stock issued on February 8, 2023 in a private placement pursuant to subscription agreements, dated March 8, 2022, October 18, 2022, February 1, 2023, and February 6, 2023 (each as amended, as applicable), at a price of $10.00 per share (the “PIPE Shares”), (ii) up to 4,774,276 shares of common stock that are issuable upon the exercise of the Private Placement Warrants, (iii) up to 5,000,000 shares of common stock that are issuable upon the conversion of the Brookfield SAFE, (iv) up to 300,000 shares of common stock that are issuable upon the exercise of the AM Warrant, (v) up to 2,164,839 shares of common stock held by certain selling stockholders, (vi) up to 1,746,303 shares of common stock underlying the Options held by certain selling stockholders, (vii) up to 5,916,514 shares of common stock purchased by certain selling stockholders subject to that certain forward purchase agreement by and between the Company, ACM ARRT H LLC (“ACM”), and the other parties thereto (the “Forward Purchase Agreement”), (viii) up to 4,083,486 shares of common stock issuable upon the exercise of the Shortfall Warrants, at a price equal to $10.00 per share, subject to adjustment, and (ix) up to 160,951,264 shares of common stock, required to be registered pursuant to that certain Registration Rights Agreement, dated February 8, 2023 (the “Registration Rights Agreement”), by and among us and certain of the selling stockholders.
Our common stock and warrants are listed on the Nasdaq Capital Market under the symbols “LNZA” and “LNZAW,” respectively. On August 7, 2024, the last reported sales price of the common stock was $1.33 per share.
This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Investing in our common stock involves risks. See “Risk Factors” beginning on page 11 of the Prospectus to read about factors you should consider before investing in our common stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is August 8, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

(Mark One)

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2024
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-40282

LanzaTech Global, Inc.
(Exact name of registrant as specified in its charter)

Delaware	92-2018969
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
8045 Lamon Avenue, Suite 400
Skokie, IL 60077
(847) 324-2400
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock	LNZA	Nasdaq Capital Market
Warrants	LNZAW	Nasdaq Capital Market

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The registrant had outstanding 197,765,067 shares of common stock as of June 30, 2024.

Table of Contents

Part I - Financial Information	4
Item 1. Financial Statements.	4
Condensed Consolidated Balance Sheets as of June 30, 2024 (unaudited) and December 31, 2023	4
Condensed Consolidated Statements of Operations and Comprehensive Loss for the three and six months ended June 30, 2024 and 2023 (unaudited)	5
Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Shareholders’ Equity/Deficit for the three and six months ended June 30, 2024 and 2023 (unaudited)	6
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2024 and 2023 (unaudited)	8
Notes to the Condensed Consolidated Financial Statements (unaudited)	9
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.	34
Item 3. Quantitative and Qualitative Disclosures About Market Risk.	50
Item 4. Controls and Procedures.	51
Part II - Other Information
Item 1. Legal Proceedings.	53
Item 1A. Risk Factors.	53
Item 2. Unregistered Sales of Equity Securities and Use of Proceeds.	56
Item 3. Defaults Upon Senior Securities.	56
Item 4. Mine Safety Disclosures.	56
Item 5. Other Information.	56
Item 6. Exhibits.	58
Signatures	59

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS
This Quarterly Report on Form 10-Q filed by LanzaTech Global, Inc. together with its consolidated subsidiaries, contains statements that are forward-looking and as such are not historical facts. This includes, without limitation, statements regarding the financial position, business strategy and the plans and objectives of management for future operations. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this Quarterly Report, words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “strive,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. When we discuss our strategies or plans, we are making projections, forecasts or forward-looking statements. Such statements are based on the beliefs of, as well as assumptions made by and information currently available to, LanzaTech’s management.
Forward-looking statements may include, for example, statements about:
•our anticipated growth rate and market opportunities;
•our ability to maintain the listing of our securities on the Nasdaq Stock Market;
•the potential liquidity and trading of our securities;
•our ability to resolve material litigation proceedings in our favor;
▪our ability to raise substantial additional financing in the future to fund our operations and complete the development and commercialization of our process technologies;
•our assessment of the competitive landscape;
•our ability to comply with laws and regulations applicable to our business;
•our ability to enter into, successfully maintain and manage relationships with industry partners;
•the availability of governmental programs designed to incentivize the production and consumption of low-carbon fuels and carbon capture and utilization;
•our ability to adequately protect our intellectual property rights;
•our ability to attract, retain and motivate qualified personnel and to manage our growth effectively;
•our future financial performance, growth, costs and expenses, availability of resources and capital requirements;
•our ability to increase our revenue from engineering services, sales of equipment packages and sales of CarbonSmart products and to improve our operating results;
•our ability to increase our ownership stake in LanzaJet, Inc. (“LanzaJet”) through the sublicensing of LanzaJet’s technology;
•our ability to collaborate with our partners and progress projects into the construction phase; and
•our ability to implement and maintain effective internal controls.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this Quarterly Report.
These forward-looking statements are only predictions based on our current expectations and projections about future events and are subject to a number of risks, uncertainties and assumptions, including the risk factors discussed in Part II, Item 1A of this Quarterly Report and in Part I, Item 1A of our Annual Report on Form 10-K for the year ended December 31, 2023, and in other documents that we file or furnish from time to time with the Securities and Exchange Commission (“SEC”). Moreover, we operate in a competitive industry, and new risks emerge from time to time. It is not possible for the management of LanzaTech to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Quarterly Report may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements in this Quarterly Report.
Any forward-looking statement speaks only as of the date on which it is made, and we do not undertake any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

PART I - FINANCIAL INFORMATION
ITEM 1. FINANCIAL STATEMENTS
LANZATECH GLOBAL, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Unaudited, in thousands, except share and per share data)

	As of
	June 30, 2024	December 31, 2023
Assets
Current assets:
Cash and cash equivalents	$62,186	$75,585
Held-to-maturity investment securities	12,890	45,159
Trade and other receivables, net of allowance	8,162	11,157
Contract assets	27,095	28,238
Other current assets	14,662	12,561
Total current assets	124,995	172,700
Property, plant and equipment, net	23,032	22,823
Right-of-use assets	26,356	18,309
Equity method investment	16,592	7,066
Equity security investment	14,990	14,990
Other non-current assets	5,910	5,736
Total assets	$211,875	$241,624
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$4,010	$4,060
Other accrued liabilities	9,088	7,316
Warrants	3,192	7,614
Contract liabilities	6,012	3,198
Accrued salaries and wages	5,931	5,468
Current lease liabilities	156	126
Total current liabilities	28,389	27,782
Non-current lease liabilities	29,227	19,816
Non-current contract liabilities	8,070	8,233
Fixed Maturity Consideration	8,246	7,228
FPA Put Option liability	60,503	37,523
Brookfield SAFE liability	9,250	25,150
Other long-term liabilities	654	1,421
Total liabilities	144,339	127,153

Shareholders’ Equity
Common stock, $0.0001 par value; 400,000,000 and 400,000,000 shares authorized, 197,765,067 and 196,642,451 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	19	19
Additional paid-in capital	950,481	943,960
Accumulated other comprehensive income	2,215	2,364
Accumulated deficit	(885,179)	(831,872)
Total shareholders’ equity	$67,536	$114,471
Total liabilities and shareholders' equity	$211,875	$241,624
See the accompanying Notes to the Condensed Consolidated Financial Statements.

LANZATECH GLOBAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS
(Unaudited, in thousands, except share and per share data)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue:
Revenue from contracts with customers and grants	$6,235	$10,372	$12,485	$17,957
Revenue from sales of CarbonSmart products	938	1,007	1,801	1,007
Revenue from collaborative arrangements	1,329	462	3,552	1,550
Revenue from related party transactions	8,873	1,076	9,781	2,049
Total revenue	17,375	12,917	27,619	22,563

Cost and operating expenses:
Cost of revenue from contracts with customers and grants (exclusive of depreciation shown below)	(4,019)	(9,631)	(9,017)	(16,973)
Cost of revenue from sales of CarbonSmart products (exclusive of depreciation shown below)	(614)	(727)	(1,533)	(727)
Cost of revenue from collaborative arrangements (exclusive of depreciation shown below)	(759)	(419)	(1,555)	(826)
Cost of revenue from related party transactions (exclusive of depreciation shown below)	(99)	(50)	(156)	(91)
Research and development expense	(21,481)	(18,908)	(38,542)	(35,194)
Depreciation expense	(1,458)	(1,348)	(2,988)	(2,605)
Selling, general and administrative expense	(11,747)	(12,452)	(22,784)	(29,287)
Total cost and operating expenses	(40,177)	(43,535)	(76,575)	(85,703)
Loss from operations	(22,802)	(30,618)	(48,956)	(63,140)
Other income (expense):
Interest income, net	513	1,701	1,661	1,915
Other (expense) income, net	(3,791)	2,001	(3,612)	(28,395)
Total other income (expense), net	(3,278)	3,702	(1,951)	(26,480)
Loss before income taxes	(26,080)	(26,916)	(50,907)	(89,620)
(Loss) gain from equity method investees, net	(1,719)	130	(2,400)	(478)
Net loss	$(27,799)	$(26,786)	$(53,307)	$(90,098)

Other comprehensive loss:
Foreign currency translation adjustments	(191)	96	(150)	47
Comprehensive loss	$(27,990)	$(26,690)	$(53,457)	$(90,051)

Unpaid cumulative dividends on preferred stock	—	—	—	(4,117)
Net loss allocated to common shareholders	$(27,799)	$(26,786)	$(53,307)	$(94,215)

Net loss per common share - basic and diluted	$(0.14)	$(0.14)	$(0.27)	$(0.60)
Weighted-average number of common shares outstanding - basic and diluted	197,746,569	195,537,601	197,360,539	156,472,730
See the accompanying Notes to the Condensed Consolidated Financial Statements.

LANZATECH GLOBAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY/ DEFICIT
(Unaudited, in thousands, except share data)

	Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount
Balance as of December 31, 2023	196,642,451	$19	943,960	(831,872)	2,364	114,471
Stock-based compensation expense	—	—	2,625	—	—	2,625
Net loss	—	—	—	(25,508)	—	(25,508)
Issuance of common stock upon exercise of options and vesting of RSUs	1,083,026	—	234	—	—	234
Repurchase of equity instruments	—	—	(48)	—	—	(48)
Foreign currency translation	—	—	—	—	42	42
Balance as of March 31, 2024	197,725,477	19	946,771	(857,380)	2,406	91,816
Stock-based compensation expense	—	—	3,672	—	—	3,672
Net loss	—	—	—	(27,799)	—	(27,799)
Issuance of common stock upon exercise of options and vesting of RSUs	39,590	—	38	—	—	38
Foreign currency translation	—	—	—	—	(191)	(191)
Balance as of June 30, 2024	197,765,067	$19	$950,481	$(885,179)	$2,215	$67,536
See the accompanying Notes to the Condensed Consolidated Financial Statements.

LANZATECH GLOBAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY/ DEFICIT
(Unaudited, in thousands, except share data)

	Redeemable Convertible Preferred Stock		Common Stock Outstanding		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Shareholders' Equity
	Shares	Amount	Shares	Amount
Balance as of December 31, 2022	29,521,810	$480,631	2,382,358	$—	$24,783	$(456,245)	$2,740	$(428,722)
Retroactive application of recapitalization	99,626,583	—	8,039,693	1	(1)	—	—	—
Adjusted balance, beginning of period	129,148,393	480,631	10,422,051	1	24,782	(456,245)	2,740	(428,722)
Stock-based compensation expense	—	—	—	—	3,505	—	—	3,505
RSA vesting	—	—	2,535,825	—	—	—	—	—
Repurchase of equity instruments	—	—	(771,141)	—	(7,650)	—	—	(7,650)
Net loss	—	—	—	—	—	(63,312)	—	(63,312)
Issuance of common stock upon exercise of options	—	—	470,843	—	746	—	—	746
Exercise of a warrant, Series C and D Preferred Stock	594,309	5,890	—	—	—	—	—	—
In-kind payment of preferred dividend	—	241,529	—	—	—	(241,529)	—	(241,529)
Conversion of preferred stock into common stock	(129,742,702)	(728,050)	153,895,644	15	728,035	—	—	728,050
Recapitalization, net of transaction expenses (Note 3)	—	—	28,898,374	3	236,970	—	—	236,973
Forward Purchase Agreement prepayment	—	—	—	—	(60,547)	—	—	(60,547)
Reclassification of warrants to equity	—	—	—	—	1,800	—	—	1,800
Foreign currency translation	—	—	—	—	—	—	(49)	(49)
Balance as of March 31, 2023	—	$—	195,451,596	$19	$927,641	$(761,086)	$2,691	$169,265
Stock-based compensation expense	—	—	—	—	5,122	—	—	5,122
Net loss	—	—	—	—	—	(26,786)	—	(26,786)
Issuance of common stock upon exercise of options	—	—	222,906	—	331	—	—	331
Reclassification of warrants to equity	—	—	—	—	3,063	—	—	3,063
Foreign currency translation	—	—	—	—	—	—	96	96
Balance as of June 30, 2023	—	$—	195,674,502	$19	$936,157	$(787,872)	$2,787	$151,091

See the accompanying Notes to the Condensed Consolidated Financial Statements.

LANZATECH GLOBAL, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, in thousands)

	Six Months Ended June 30,
	2024	2023
Cash Flows From Operating Activities:
Net loss	$(53,307)	$(90,098)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation expense	6,231	8,715
Gain on change in fair value of SAFE and warrant liabilities	(20,322)	(4,663)
Loss on change in fair value of the FPA Put Option and the Fixed Maturity Consideration liabilities	23,998	33,029
Recoveries and provision for losses on trade and other receivables	(700)	800
Depreciation of property, plant and equipment	2,988	2,605
Amortization of discount on debt security investment	(501)	(508)
Non-cash lease expense	887	387
Non-cash recognition of licensing revenue	(9,240)	(1,136)
Loss from equity method investees, net	2,400	478
Net foreign exchange gain	(131)	194
Changes in operating assets and liabilities:
Accounts receivable, net	3,575	3,129
Contract assets	1,034	(3,668)
Accrued interest on debt investment	120	(93)
Other assets	(2,269)	(8,942)
Accounts payable and accrued salaries and wages	458	1,881
Contract liabilities	128	(150)
Operating lease liabilities	507	(19)
Other liabilities	1,202	(1,057)
Net cash used in operating activities	$(42,942)	$(59,116)
Cash Flows From Investing Activities:
Purchase of property, plant and equipment	(3,268)	(5,318)
Purchase of debt securities	—	(49,103)
Proceeds from maturity of debt securities	32,770	—
Purchase of additional interest in equity method investment	—	(288)
Origination of related party loan	—	(5,212)
Net cash provided by/ (used in) investing activities	$29,502	$(59,921)
Cash Flows From Financing Activities:
Proceeds from issue of equity instruments of the Company	272	1,077
Proceeds from the Business Combination and PIPE, net of transaction expenses (Note 3)	—	213,381
Forward Purchase Agreement prepayment	—	(60,096)
Repurchase of equity instruments of the Company	(48)	(7,650)
Net cash provided by financing activities	$224	$146,712
Net decrease in cash, cash equivalents and restricted cash	(13,216)	27,675
Cash, cash equivalents and restricted cash at beginning of period	76,284	83,710
Effects of currency translation on cash, cash equivalents and restricted cash	(177)	4
Cash, cash equivalents and restricted cash at end of period	$62,891	$111,389
Supplemental disclosure of non-cash investing and financing activities:
Acquisition of property, plant and equipment under accounts payable	235	125
Right-of-use asset additions	8,934	—
Reclassification of capitalized costs related to the business combination to equity	—	1,514
Cashless conversion of warrants on preferred shares	—	5,890
Recognition of public and private warrant liabilities in the Business Combination	—	4,624
Reclassification of AM SAFE warrant to equity	—	1,800
Conversion of AM SAFE liability into common stock	—	29,730
Conversion of Legacy LanzaTech NZ, Inc. preferred stock and in-kind dividend into common stock	—	722,160
Reclassification of Shortfall warrant to equity	—	3,063
See the accompanying Notes to the Condensed Consolidated Financial Statements.

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Description of the Business
LanzaTech Global, Inc., formerly known as AMCI Acquisition Corp. II (“AMCI”) prior to February 8, 2023 (the “Closing Date”) was incorporated as a Delaware corporation on January 28, 2021.
On March 8, 2022, LanzaTech NZ, Inc. ("Legacy LanzaTech") entered into an Agreement and Plan of Merger (the “Merger Agreement”) with AMCI and AMCI Merger Sub, Inc. a Delaware corporation and a wholly owned subsidiary of AMCI (“Merger Sub”). On February 8, 2023, Legacy LanzaTech completed its business combination with AMCI by which the Merger Sub merged with and into Legacy LanzaTech, with Legacy LanzaTech continuing as the surviving corporation and as a wholly owned subsidiary of AMCI (the “Business Combination”). The reporting entity is LanzaTech Global, Inc. and its subsidiaries (collectively referred to herein as “the Company”, "LanzaTech", “we”, “us”, “our”). For more information on the Business Combination, see Note 3 - Reverse Recapitalization.
The Company is headquartered in Skokie, Illinois, USA. The Company is a nature-based carbon refining company that transforms waste carbon into the chemical building blocks for consumer goods such as sustainable fuels, fabrics, and packaging that people use in their daily lives. The Company’s customers leverage its proven proprietary gas fermentation technology platform to convert certain feedstock, including waste carbon gases, into sustainable fuels and chemicals such as ethanol. The Company performs related services such as feasibility studies, engineering services, and research and development ("R&D") in biotechnology for commercial and government entities. The Company also purchases low carbon chemicals produced at customer facilities employing the Company’s technology and sells it under the brand name CarbonSmart. We have also been developing the capabilities to produce single cell protein as a primary product from our gas fermentation platform.
As of June 30, 2024, licensees of the Company’s technology operate four commercial-scale waste-to-gas ethanol plants in China, one plant in India, and one plant in Belgium with others currently in development in various countries, compared to three commercial scale waste-to-gas ethanol plants in China as of June 30, 2023.
As a result of the Business Combination, the Company’s common stock trades under the ticker symbol “LNZA” and its Public Warrants trade under the ticker symbol “LNZAW” on the Nasdaq Stock Market. Prior to the consummation of the Business Combination, the Company’s common shares were listed on Nasdaq Stock Market under the symbol “AMCI” and the Public Warrants were listed on the Nasdaq Stock Market under the symbol “AMCI-W”.
Unless otherwise indicated, amounts in these financial statements are presented in thousands, except for share and per share amounts.

Note 2 — Summary of Significant Accounting Policies
Basis of Presentation and Principles of Consolidation
The accompanying unaudited condensed consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information, and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America ("US GAAP"), the accounting principles, standards, and procedures adopted by the U.S. Securities and Exchange Commission, for complete financial statements. However, in the opinion of management, all adjustments (consisting of normal recurring accruals) have been made that are necessary for a fair presentation of the condensed consolidated financial statements for the interim periods. The condensed consolidated financial statements include the accounts of LanzaTech Global, Inc. and its wholly-owned consolidated subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. For further information refer to the Consolidated Financial Statements and Footnotes thereto included in LanzaTech's Annual Report on Form 10-K for the year ended December 31, 2023.
The Business Combination is accounted for as a reverse recapitalization as Legacy LanzaTech was determined to be the accounting acquirer under Accounting Standards Codification (“ASC”) 805, Business Combinations (“ASC 805”) based on the evaluation of the following facts and circumstances:
•Legacy LanzaTech stockholders have the largest portion of voting rights (85.3% at the closing of the Business Combination) in the Company;
•Legacy LanzaTech’s existing senior management team comprise a portion of senior management of the Company;

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
•The operations of the Company primarily represent operations of Legacy LanzaTech; and
•In comparison with AMCI, Legacy LanzaTech has significantly more revenue and total assets.
For more information on the Business Combination, see Note 3 - Reverse Recapitalization.
Significant Accounting Policies
Our significant accounting policies are included in Note 2 of the Notes to our Audited Consolidated Financial Statements included in our Annual Report.
Revision of previously issued financial statements
In connection with the preparation of the Company’s consolidated financial statements for the year ended December 31, 2023, the Company determined it should have classified the Forward Purchase Agreement prepayment as a cash outflow from financing activities within the consolidated statement of cash flows, instead of a cash outflow from investing activities as previously reported. The Company has corrected this classification for the six months ended June 30, 2023 within the consolidated statement of cash flows. The company determined the incorrect classification was not material to the previously filed quarterly report. There is no impact to the Company’s condensed consolidated balance sheets, condensed consolidated statements of operations and comprehensive loss, condensed consolidated statements of changes in redeemable convertible preferred stock and shareholders’ equity/deficit or cash flows from operating activities.
Going Concern
The accompanying consolidated financial statements of the Company have been prepared in accordance with US GAAP and assuming the Company will continue as a going concern. The going concern basis of presentation assumes that the Company will continue in operation one year after the date these financial statements are issued and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company had cash and cash equivalents of $62,186, short-term held-to-maturity debt investments of $12,890 and an accumulated deficit of $(885,179) as of June 30, 2024 and cash outflows from operations of $(42,942) and a net loss of $(53,307) for the six months ended June 30, 2024.
The Company has historically funded its operations through issuances of equity securities and debt financing. Additionally, from time to time, management evaluates options to enhance the Company’s liquidity position, including the sale of securities, incurrence of debt, or other financing alternatives. Additionally, on August 6, 2024, Company closed on a $40,000 funding of Convertible Notes as defined and further described in Note 15 - Subsequent Events. Based on the Company’s financial position as of the date the condensed consolidated financial statements were issued, the Company projects that it will be able to cover its liquidity needs for the next twelve months.
Use of Estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the fair value of equity awards granted to both employees and non-employees, valuation of common stock prior to the close of the Business Combination, revenue recognized over time, AM SAFE and Brookfield SAFE obligations, AM SAFE warrants, the Forward Purchase Agreement and the Private Placement Warrants.
The Company uses the percentage of completion for the input method to recognize revenue over time for certain contracts with customers. Under the input method, the Company exercises judgment and estimation when selecting the most indicative measure of such performance.
Most of our arrangements provide fixed consideration, however, when there are variable consideration elements, the Company estimates the transaction price and whether revenue should be constrained. Significant estimates and judgments are also used when a material right is provided to the customer. In these instances, the Company estimates the stand-alone selling price and apportions the total transaction price to this material right. Refer to the Revenue Recognition section in Note 2 - Summary of Significant Accounting Policies hereunder.
Changes in facts and circumstances or additional information may result in revised estimates, and actual results may differ from these estimates.

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less at the time of purchase to be cash equivalents. As of June 30, 2024 and December 31, 2023, the Company had $62,186 and $75,585 of cash and cash equivalents, respectively.
Restricted Cash
The Company is required to maintain a cash deposit with a bank which consists of collateral on certain travel and expense programs maintained by the bank. The following represents a reconciliation of Cash and cash equivalents in the condensed consolidated balance sheets to total cash, cash equivalents and restricted cash in the condensed consolidated statements of cash flows as of June 30, 2024 and December 31, 2023.

	As of
	June 30, 2024	December 31, 2023
Cash and cash equivalents	$62,186	$75,585
Restricted cash (presented within Other current assets)	705	699
Cash, cash equivalents and restricted cash	$62,891	$76,284
Forward Purchase Agreement
On February 3, 2023, the Company entered into a Forward Purchase Agreement (“FPA”) with ACM ARRT H LLC (“ACM”). On the same date, ACM partially assigned its rights under the FPA to Vellar Opportunity Fund SPV LLC - Series 10 (“Vellar”). ACM and Vellar are together referred to as the “Purchasers.” Pursuant to the FPA, the Purchasers obtained 5,916,514 common shares (“Recycled Shares”) on the open market for approximately $10.16 per share (“Redemption Price”), and the purchase price of $60,096 was funded by the use of AMCI trust account proceeds as a partial prepayment (“Prepayment Amount”) for the FPA redemption 3 years from the date of the Business Combination (“Maturity Date”). The Maturity Date may be accelerated, at the Purchasers’ discretion, if the Company’s volume-weighted average share price is below $3.00 per share for any 50 trading days during a 60 day consecutive trading-day period or if the Company is delisted. The share price condition was met on July 1, 2024 (refer to Note 9 - Forward Purchase Agreement). On any date following the Business Combination, the Purchasers also have the option to early terminate the arrangement in whole or in part by providing optional early termination notice to the Company (the “Optional Early Termination”). For those shares early terminated (the “Terminated Shares”), the Purchasers will owe the Company an amount equal to the Terminated Shares times the Redemption Price, which may be reduced in the case of certain dilutive events (“Reset Price”).
At the Maturity Date, the Company is obligated to pay the Purchasers an amount equal to the product of (1) 7,500,000 less the number of Terminated Shares multiplied by (2) $2.00 (the “Maturity Consideration”), which under the FPA is payable at the Company’s option in cash or shares of common stock valued at the average daily VWAP Price (as defined in the FPA) over the 30 scheduled trading days ending on the Maturity Date. In addition to the Maturity Consideration, on the Maturity Date, the Company shall pay to the Purchasers an amount equal to the product of (x) 500,000 and (y) the Redemption Price, totaling $5,079 (the “Share Consideration”), which under the FPA is payable in cash. If the Purchasers were to utilize their Optional Early Termination to terminate the FPA early in its entirety, neither the Maturity Consideration nor the Share Consideration would be due to the Purchasers.
The Purchasers’ Optional Early Termination economically results in the prepaid forward contract being akin to a written put option with the Purchasers’ right to sell all or a portion of the 5,916,514 common shares to the Company. The Company is entitled over the 36-month maturity period to either a return of the prepayment or the underlying shares, which the Purchasers will determine at their sole discretion.
The FPA consists of three freestanding financial instruments which are accounted for as follows:
1) The total prepayment of $60,547 (“Prepayment Amount”), which is accounted for as a reduction to equity to reflect the substance of the overall arrangement as a net repurchase of the Recycled Shares and sale of shares to the Purchasers pursuant to a subscription agreement.
2) The “FPA Put Option” which includes both the in-substance written put option and the portion of the Maturity Consideration in excess of the Minimum Maturity Consideration (as defined below) (the “Variable Maturity Consideration”). The FPA Put Option is a derivative instrument the Company has recorded as a liability and measured at

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
fair value. The initial fair value of the FPA Put Option and subsequent changes in fair value of the FPA Put Option are recorded within Other (expense) income, net on the condensed consolidated statements of operations and comprehensive loss.
3) The “Fixed Maturity Consideration,” which includes the minimum portion of the Maturity Consideration (the “Minimum Maturity Consideration”), calculated as (1) 7,500,000 less 5,916,514 multiplied by (2) $2.00 or $3,167, and the Share Consideration. Both the Minimum Maturity Consideration and the Share Consideration are considered to be free-standing debt instruments and as both will be paid on the same terms and at the same time, these are accounted for together. The Company has elected to measure these using the FVO under ASC 825, Financial Instruments (“ASC 825”). The Fixed Maturity Consideration is recorded as a long-term liability on the condensed consolidated balance sheets. The initial fair value of the Fixed Maturity Consideration and subsequent changes in fair value of the Fixed Maturity Consideration are recorded within Other (expense) income, net on the condensed consolidated statements of operations and comprehensive loss.
The Company has filed suit against Vellar under the FPA. See Note 15 - Subsequent Events.
Revenue Recognition
The Company recognizes revenue from exchange transactions in accordance with ASC 606, Revenue from Contracts with Customers (“ASC 606”) and grants from non-customers. The Company primarily earns revenue from services related to biorefining (formerly known as carbon capture and transformation) which includes feasibility studies and basic engineering design of commercial plants, licensing of technologies and sales of biocatalysts (microbes and media). The other two revenue streams are: (1) joint development and contract research activities to develop and optimize novel biocatalysts, related processes and technologies, and (2) supply of chemical building blocks for sustainable products produced using the Company’s proprietary technologies (referred to as CarbonSmart).
Revenue is measured based on the consideration specified in a contract with a customer. The Company records taxes collected from customers and remitted to governmental authorities on a net basis. The Company’s payment terms are between 30-60 days and can vary by customer type and products offered. Management has evaluated the terms of the Company’s arrangements and determined that they do not contain significant financing components.
Biorefining
The Company provides feasibility studies and basic design and engineering services used for detailed design, procurement, and construction of commercial plants that utilize the Company’s technologies, along with the sale of microbes and media. The services provided are recognized as a performance obligation satisfied over time. Revenue is recognized using the cost-to-cost input method for certain engineering services, or the labor hours input method as performance obligations are satisfied. Revenue for the sale of microbes and media is at a point in time, depending on when control transfers to the customer.
The Company licenses intellectual property to generate recurring revenue, in the case of running royalties, or one-time revenue, in the case of fixed consideration royalties, when its customers deploy the Company’s technology in their biorefining plants. When licenses are considered to be distinct performance obligations, the recognition of revenue is dependent on the terms of the contract, which may include fixed consideration or royalties based on sales or usage, in which case the revenue is recognized when the subsequent sale or usage occurs or when the performance obligation to which some or all of the sales or usage-based royalty is allocated has been satisfied, whichever is later.
Grants received to perform engineering services, including cost reimbursement agreements, are assessed to determine if the agreement should be accounted for as an exchange transaction or a contribution. An agreement is accounted for as a contribution if the resource provider does not receive commensurate value in return for the assets transferred. Contributions are recognized as grant revenue as the qualifying costs related to the grant are incurred.
Joint Development and Contract Research
The Company performs R&D services related to novel technologies and development of biocatalysts for commercial applications, mainly to produce fuels and chemicals. The Company engages in two main types of R&D services – joint development agreements, and contract research, including projects with the U.S. Department of Energy and other US or foreign government agencies. Such services are recognized as a performance obligation satisfied over time. Revenue is recognized based on milestone completion, when payments are contingent upon the achievement of such milestones, or based on percentage-completion method when enforceable rights to payment exist. When no milestones or phases are clearly defined, management has determined that the cost incurred, input method, is an appropriate measure of progress

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
towards complete satisfaction of the performance obligations under ASC 606, and estimates its variable consideration under the expected value method.
Revenue is not recognized in advance of customer acceptance of a milestone when such acceptance is contractually required. Payments for R&D services with no contractual payments are not due from customers until a technical report is submitted; therefore, a contract asset is recognized at milestone completion but prior to the submission of a technical report. The contract asset represents the Company’s right to consideration for the services performed at milestone completion. Occasionally, customers provide payments in advance of the Company providing services which creates a contract liability for the Company. The contract liability represents the Company's obligation to provide services to a customer.
CarbonSmart
The Company purchases ethanol from the customers who have deployed our proprietary technologies in their biorefining plants and sells it and its derivatives as CarbonSmart products. Revenue is recognized at a point in time when control transfers to our end customer, which varies depending on the shipping terms. The Company acts as the principal in such transactions and accordingly, recognizes revenue and cost of revenues on a gross basis. Amounts received for sales of CarbonSmart products are classified as Revenue from sales of CarbonSmart products in the condensed consolidated statements of operations and comprehensive loss.
Collaboration Arrangements
The Company has certain partnership agreements that are within the scope of ASC 808, Collaborative Arrangements, which provides guidance on the presentation and disclosure of collaborative arrangements. Generally, the classification of the transaction under the collaborative arrangements is determined based on the nature of the contractual terms of the arrangement, along with the nature of the operations of the participants. The Company’s collaborative agreements generally include a provision of R&D services related to novel technologies and biocatalysts. Amounts received for these services are classified as Revenue from collaborative arrangements in the consolidated statements of operations and comprehensive loss. The Company's R&D services are a major part of the Company's ongoing operations and therefore ASC 606 is applied to recognize revenue.
Cost of Revenues
The Company’s R&D, engineering, and other direct costs of services and goods related to revenue agreements with customers, related parties, and collaborative partners represent cost of revenue. Costs include both internal and third-party fixed and variable costs and include materials, supplies, labor, and fringe benefits.
Research and Development
We expense as incurred costs associated with R&D activities other than those related to revenue agreements or those eligible for capitalization under applicable guidance.
Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or an exit price paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy defines a three-level valuation hierarchy for disclosure of fair value measurements as follows:
Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access;
Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities; and
Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The categorization of a financial instrument within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC 820, Fair Value Measurement, approximates the carrying amounts represented in the accompanying condensed consolidated balance sheets, primarily due to their short-term nature, except for the warrant liability.
Concentration of Credit Risk and Other Risks and Uncertainties
Revenue generated from the Company’s customers and grant providers from outside of the United States for the three months ended June 30, 2024 and 2023 was approximately 36% and 84%, respectively. Revenue generated from the Company’s customers and grant providers from outside of the United States for the six months ended June 30, 2024 and 2023 was approximately 43% and 75%, respectively.
As of June 30, 2024 and December 31, 2023, approximately 33% and 49%, respectively, of trade accounts receivable and unbilled accounts receivable were due from customers and grant providers located outside the United States. As of June 30, 2024 and December 31, 2023, the value of property, plant, and equipment outside the United States was immaterial.
The Company’s revenue by geographic region based on the contracting entities’ location is presented in Note 5 - Revenues.
Our largest contracting entities represent 10% or greater of revenue and were as follows for the three and six months ended June 30, 2024 and 2023:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Customer A	51%	6%	35%	8%
Customer B	17%	51%	15%	42%

Note 3 — Reverse Recapitalization
On February 8, 2023, Legacy LanzaTech and AMCI consummated the merger contemplated by the Merger Agreement (see Note 1 - Description of the Business).
Immediately following the Business Combination, there were 196,222,737 shares of common stock outstanding with a par value of $0.0001. Additionally, there were outstanding warrants to purchase 12,574,200 shares of common stock.
As discussed in Note 2 - Summary of Significant Accounting Policies, the Business Combination was accounted for as a reverse recapitalization in accordance with US GAAP. Under this method, while AMCI was the legal acquirer, it has been treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of pre-combination Legacy LanzaTech issuing stock for the net assets of AMCI, accompanied by a recapitalization. The net assets of AMCI were stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination are those of pre-combination Legacy LanzaTech. Reported shares and earnings per share available to holders of the Company’s common stock and preferred shares, prior to the Business Combination, have been retroactively restated to reflect the exchange ratio established in the Business Combination (approximately one pre-combination Legacy LanzaTech share to 4.3747 of the Company’s shares).
Upon closing of the Business Combination, the shareholders of AMCI, including AMCI founders, were issued 10,398,374 shares of common stock of the Company. In connection with the closing, holders of 8,351,626 shares of common stock of AMCI were redeemed at a price per share of approximately $10.16. In connection with the Closing, 18,500,000 shares of common stock of the Company were issued to PIPE investors. 15,500,000 of those shares were issued at a price per share of $10.00. The remaining 3,000,000 shares were issued upon conversion of the AM SAFE liability. The Company incurred $7,223 in transaction costs relating to the Business Combination and recorded those costs against Additional paid-in capital in the condensed consolidated balance sheets.
The number of shares of Class A common stock issued and outstanding immediately following the consummation of the Business Combination and PIPE financing were:

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Shares	Percentage
Legacy LanzaTech shares	167,324,363	85.3%
Public stockholders	10,398,374	5.3%
PIPE shares	18,500,000	9.4%
Total	196,222,737	100%
The following table reconciles the elements of the Business Combination and PIPE financing to the condensed consolidated statements of cash flows for the period ended June 30, 2024:

Recapitalization
Cash - AMCI trust account[1]	$64,090
Cash - PIPE financing	155,000
Less: Transaction costs allocated to equity	(5,709)
Effect of the Business Combination and PIPE financing	$213,381
__________________
(1)The cash from the AMCI trust account is net of redemptions and the payment of pre-combination AMCI expenses.
The following table reconciles the elements of the Business Combination and PIPE financing to the change in Additional paid-in capital on the condensed consolidated statement of changes in redeemable preferred stock and shareholders' equity/deficit:

Recapitalization
Cash - AMCI trust account	$64,090
Public Warrants and Private Placement Warrants recorded on the Closing Date	(4,624)
Cash - PIPE financing	155,000
Conversion of the AM SAFE	29,730
Transaction costs allocated to equity	(7,223)
$236,973
Less: par value of shares held by PIPE investors and public stockholders	(3)
Total additional paid-in capital from recapitalization	$236,970
Note 4 — Net Loss Per Share
Basic net loss per share is computed by dividing net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all common stock equivalents of the Company, including equity-classified share-based compensation, the Brookfield SAFE, and warrants, to the extent dilutive.
The following table presents the calculation of basic and diluted net loss per share for the Company’s common stock (in thousands, except shares and per share amounts):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Numerator:
Net loss for basic and diluted earnings per common share	$(27,799)	$(26,786)	$(53,307)	$(90,098)
Unpaid cumulative dividends on preferred stock	—	—	—	(4,117)
Net loss allocated to common shareholders	$(27,799)	$(26,786)	$(53,307)	(94,215)
Denominator:
Weighted-average shares used in calculating net loss per share, basic and diluted	197,746,569	195,537,601	197,360,539	156,472,730
Net loss per common share, basic and diluted(1)	$(0.14)	$(0.14)	$(0.27)	$(0.60)

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
__________________
(1)In periods in which the Company reports a net loss, all common stock equivalents are excluded from the calculation of diluted weighted average shares outstanding because of their anti-dilutive effect on loss per share.
As of June 30, 2024 and 2023, common stock equivalents not included in the computation of loss per share because their effect would be antidilutive include the following:

	June 30,
	2024	2023
Options	19,072,207	17,423,238
RSUs	7,885,931	6,901,360
Brookfield SAFE	5,000,000	5,000,000
Warrants	16,657,686	16,657,686
Total	48,615,824	45,982,284
Note 5 — Revenues
Disaggregated Revenue
The following table presents disaggregated revenue in the following categories (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Contract Types:
Licensing	$8,541	$815	$9,121	$1,369
Engineering and other services	5,122	8,878	9,578	14,678
Biorefining revenue	$13,663	$9,693	$18,699	$16,047

Joint development agreements	1,333	1,080	4,205	3,116
Contract research	1,441	1,137	2,914	2,393
Joint development and contract research revenue	$2,774	$2,217	$7,119	$5,509

CarbonSmart product	938	1,007	1,801	1,007

Total Revenue	$17,375	$12,917	$27,619	$22,563
The following table presents revenue from partners in collaborative arrangements and from grant contributions which are included in the table above as follows (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue from partners in collaborative agreements included in the Joint development agreements above	$1,329	$462	$3,552	$1,550
Revenue from grant contributions included in Engineering and other services above	2,997	6,646	4,153	9,713

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
The following table presents disaggregation of the Company’s revenues by customer location for the three and six months ended June 30, 2024 and 2023 (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
North America	$11,131	$2,314	$15,589	$6,547
Europe, Middle East, Africa (EMEA)	5,014	9,646	9,594	14,356
Asia	826	418	2,032	468
Australia	404	539	404	1,192
Total Revenue	$17,375	$12,917	$27,619	$22,563
Contract balances
The following table provides changes in contract assets and liabilities (in thousands):

	Current Contract Assets	Current Contract Liabilities	Non-current Contract Liabilities
Balance as of December 31, 2023	$28,238	$3,198	$8,233
Additions to unbilled accounts receivable	19,460	—	—
Increases due to consideration received	—	7,089	—
Unbilled accounts receivable recognized in trade receivables	(20,494)	—	—
Decrease on revaluation on currency	(109)	(1)	(162)
Reclassification from long-term to short-term	—	1,344	(1,344)
Reclassification to revenue as a result of performance obligations satisfied	—	(8,305)	—
Additions due to LanzaJet sublicense	—	2,687	1,343
Balance as of June 30, 2024	$27,095	$6,012	$8,070
The increase in contract assets was mostly due to unbilled accounts receivable resulting from revenue recorded under contracts with customers and grants where the Company performed engineering and other services, and primarily relates to contracts with government entities. As of June 30, 2024 and December 31, 2023 the Company had $8,162 and $11,157, respectively, of billed accounts receivable, net of allowance.
The overall increase in contract liabilities was primarily due to the recognition of the portion of payments in shares received in advance from LanzaJet for the remaining sublicensing performance obligation (refer to Note 6 - Investments for further details). The Company expects to recognize the amounts classified as current contract liabilities in revenue within one year or less and those classified as non-current within two to three years.
Remaining performance obligations
Transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue that will be recognized as revenue in future periods. Transaction price allocated to remaining performance obligations is influenced by several factors, including the length of the contract term compared to the research term and the existence of customer specific acceptance rights.
Remaining performance obligations consisted of the following (in thousands):

	As of
	June 30, 2024	December 31, 2023
Current	$6,012	$3,198
Non-current	8,070	8,233
Total	$14,082	$11,431

Note 6 — Investments

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
HTM Debt Securities
Held to maturity (“HTM”) debt securities are comprised of U.S. Treasury bills and notes, Yankee debt securities, and corporate debt securities. HTM debt securities are classified as short-term or long-term based upon the contractual maturity of the underlying investment.

	June 30, 2024
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Accrued Interest
Short-term
Corporate debt securities	$12,890	$2	$(5)	$12,887	$146
Total debt securities due within a year	$12,890	$2	$(5)	$12,887	$146

Total HTM Debt Securities	$12,890	$2	$(5)	$12,887	$146

	December 31, 2023
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value	Accrued Interest
Short-term
US Treasury bills and notes	$20,423	$6	$—	$20,429	$14
Corporate debt securities	21,736	14	(33)	21,717	209
Yankee debt securities	3,000	—	(8)	2,992	43
Total debt securities due within a year	$45,159	$20	$(41)	$45,138	$266

Total HTM Debt Securities	$45,159	$20	$(41)	$45,138	$266
The Company regularly reviews held-to-maturity securities for declines in fair values that are determined to be credit related. As of December 31, 2023 and June 30, 2024, the Company did not have an allowance for credit losses related to HTM securities.
Equity investments
The Company’s equity investments consisted of the following (in thousands):

	As of
	June 30, 2024	December 31, 2023
Equity Method Investment in LanzaJet	$16,592	$7,066
Equity Security Investment in SGLT	14,990	14,990
Total Investment	$31,582	$22,056
LanzaJet
On May 13, 2020, the Company contributed $15,000 in intellectual property in exchange for a 37.5% interest (“Original Interest”) of LanzaJet in connection with an investment agreement (“Investment Agreement”). The Company accounts for the transaction as a revenue transaction with a customer under ASC 606. The licensing and technical support services provided are recognized as a single combined performance obligation satisfied over the expected period of those services, beginning May 2020 through December 2025.
Under the LanzaJet Investment Agreement, LanzaTech has a right to receive up to an aggregate of 45,000,000 additional LanzaJet shares for no additional consideration if (i) certain other LanzaJet shareholders make additional investments for the funding of the development and operation of commercial facilities that would sublicense the relevant fuel production technology from LanzaJet, or (ii) a non-LanzaJet shareholder sublicenses the Company’s technology through collaboration with LanzaJet, and LanzaTech and the LanzaJet board of directors waive the requirement on a pro-rata basis.
On June 18, 2024, LanzaJet issued to LanzaTech 15,000,000 shares related to the sublicensing of the Company’s technology to a non-LanzaJet shareholder, as the first tranche of the additional consideration per the Investment

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Agreement. This was accounted for as revenue from contract modification with a cumulative catch-up, net of intra-entity profit elimination, and as an increase in our equity method investment in LanzaJet. As a result, LanzaTech’s ownership in LanzaJet increased to 37.01%.
During the three months ended June 30, 2024 and 2023, the Company recognized revenue from the Investment Agreement of $8,541 and $565 respectively, net of intra-entity profit elimination. During the six months ended June 30, 2024 and June 30, 2023, the Company recognized revenue from this arrangement of $9,121 and $1,119 respectively, net of intra-entity profit elimination and has associated deferred revenue of $8,062 and $5,375, as of June 30, 2024 and December 31, 2023, respectively. Net intra-entity profits related to this arrangement were $3,101 and $89 for the three months ended June 30, 2024 and 2023 and $3,193 and $206 for the six months ended June 30, 2024 and 2023, respectively. Intra-entity profits are amortized over a 15-year period through 2034.
In connection with the LanzaJet Note Purchase Agreement as described in Note 13 - Related Party Transactions, LanzaJet issued warrants that are exercisable for $0.01 by the holder when the related funds are drawn by LanzaJet. The warrants held by LanzaTech and other lenders meet the accounting criteria for in-substance common stock at the time the related note commitment is drawn by LanzaJet and the warrants become exercisable. LanzaTech committed proportionally fewer funds, and therefore received proportionally fewer warrants than the other investors. Accordingly, when warrants held by other investors become exercisable (and meet the criteria for in-substance common stock), LanzaTech’s ownership is diluted. The Company recorded gain on dilution of $0 and $502 in the three months ended June 30, 2024 and 2023 and $77 and $502 in the six months ended June 30, 2024 and 2023. LanzaTech’s ownership is subject to further dilution if LanzaJet draws additional funds committed in the LanzaJet Note Purchase Agreement and the remaining warrants are exercisable by the holders.
The carrying value of our equity method investment in LanzaJet as of June 30, 2024 and December 31, 2023 was approximately $2,800 less than our proportionate share of our equity method investees’ book values, for both periods. The basis differences are largely the result of a difference in the timing of recognition of variable consideration to which we are entitled in exchange for our contribution of intellectual property to LanzaJet as discussed above. The variable consideration we may receive will be in the form of additional ownership interests and the majority of the basis difference will be reversed in connection with recognition of that variable consideration.
In connection with a sublicense agreement to LanzaJet under our license agreement with Battelle Memorial Institute (“Battelle”), LanzaTech remains responsible for any failure by LanzaJet to pay royalties due to Battelle. The fair value of LanzaTech’s obligation under this guarantee was immaterial as of June 30, 2024 and December 31, 2023.
SGLT
On September 28, 2011, the Company contributed RMB 25,800 (approx. $4,000) in intellectual property in exchange for 30% of the registered capital of Beijing Shougang LanzaTech Technology Co., LTD (“SGLT”). Since then, the Company’s interest in SGLT’s registered capital decreased to approximately 9.31% as a result of the investment by new investors. The Company accounts for its investment in equity securities of SGLT using the alternative measurement principals as permitted under ASC 321, Investments - Equity Securities, because SGLT's fair value is not readily determinable. For the three and six months ended June 30, 2024 and 2023, there was no change in the recorded amount of the investment in SGLT.
As of June 30, 2024 and December 31, 2023, there were no impairments of equity investments. During the three and six months ended June 30, 2024 and 2023, the Company received no dividends from equity investments. See Note 13 - Related Party Transactions, for information on revenues, accounts receivable, contract assets and purchases and open accounts payable with its equity investments.
Note 7 — SAFE
Brookfield SAFE

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
On October 2, 2022, the Company entered into a SAFE with Brookfield (the "Brookfield SAFE"). Under the Brookfield SAFE, the Company agreed to issue to Brookfield the right to certain shares of its capital stock, in exchange for the payment of $50,000 (the “Initial Purchase Amount”). The Brookfield SAFE is legal form debt. Management has elected to apply the Fair Value Option ("FVO") under ASC 825, Financial Instruments. As the Brookfield SAFE is accounted for under the FVO, the Brookfield SAFE is classified as a mark-to-market liability
On the fifth anniversary of the Brookfield SAFE, LanzaTech is required to repay in cash the Initial Purchase Amount less any Non-Repayable Amount (the “Remaining Amount”), as well as interest on such Remaining Amount in the high single digits, compounded annually.
For each $50,000 of aggregate equity funding required for qualifying projects presented to Brookfield in accordance with the Brookfield Framework Agreement (discussed below), the Remaining Amount will be reduced by $5,000 (such cumulative reductions the “Non-Repayable Amount”) and converted into LanzaTech Shares at $10.00 per share, which was the share price paid by the PIPE investors in the Business Combination. Interest on the corresponding amount will be forgiven. Each project presented must meet certain criteria in order to be considered a qualifying project.
Additionally, Brookfield may, at any time at its option, convert all or a portion of the Initial Purchase Amount less any amount that has already been converted or repaid into shares of LanzaTech capital stock at the same $10.00 per share price.
The Brookfield SAFE has not yet converted as a qualifying financing has not yet occurred and no qualified project investments have been presented to Brookfield as of June 30, 2024. As of June 30, 2024 and December 31, 2023, the fair value of the Brookfield SAFE was $9,250 and $25,150 respectively and was recorded within Brookfield SAFE liability on the condensed consolidated balance sheets.
Brookfield Framework Agreement
On October 2, 2022, LanzaTech entered into a framework agreement with Brookfield (the “Brookfield Framework Agreement”). Under such agreement, LanzaTech agreed to exclusively offer Brookfield the opportunity to acquire or invest in certain projects to construct commercial production facilities employing carbon capture and transformation technology in the U.S., the European Union, the United Kingdom, Canada or Mexico for which LanzaTech is solely or jointly responsible for obtaining or providing equity financing, subject to certain exceptions. LanzaTech agreed to present Brookfield with projects that over the term of the agreement require equity funding of at least $500,000 in the aggregate. With respect to projects acquired by Brookfield, LanzaTech is entitled to a percentage of free cash flow generated by such projects determined in accordance with a hurdle-based return waterfall. Brookfield has no obligation under the Brookfield Framework Agreement to invest in any of the projects. There have been no investments in projects as of June 30, 2024 or 2023.
Note 8 — Stockholders' equity
At-the-Market (“ATM”) Program
On May 9, 2024, the Company entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) and a Terms Agreement (the “Terms Agreement” and, together with the Sales Agreement, the “ATM Agreements”) with B. Riley Securities, Inc. (“B.Riley Securities”) pursuant to which the Company may, from time to time, offer and sell through or to B. Riley Securities, as sales agent or principal, shares of the Company’s common stock, having an aggregate offering price of up to $100,000. The shares to be sold pursuant to the ATM Agreements must be registered under an effective registration statement on Form S-3 prior to sale.
Sales of common stock under the ATM Agreements, if any, may be made by any method that is deemed an “at the market offering” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. The shares sold in this offering, if any, will be offered through or to B. Riley Securities, acting as agent in connection with agency transactions or as principal in connection with any principal transactions. Pursuant to the Terms Agreement, the Company will have the right, but not the obligation, from time to time at its sole discretion, for as long as the Sales Agreement remains effective, to direct B. Riley Securities on any trading day to act on a principal basis and purchase up to $180 per day, up to $900 per week, and up to $40,000 per twelve-month period, subject to any applicable limitations pursuant to the rules and regulations of The Nasdaq Stock Market, LLC (the aggregate amount so purchased by B. Riley Securities under the Terms Agreement, the “Commitment”), which Commitment will be included within the aggregate offering price of up to $100,000 of Common Stock sold pursuant to the ATM Agreements; provided, however, that only one principal sale may be requested per day unless otherwise agreed to by B. Riley Securities.

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
B. Riley Securities will be entitled to receive from the Company a commission in an amount (i) up to 3.0% of the gross sales price per Share sold through it as agent in agency transactions and (ii) equal to 5.0% of the purchase price per Share sold to B. Riley Securities, as principal in principal transactions. The Company has agreed to provide B. Riley Securities with customary indemnification and contribution rights. The Company will also reimburse B. Riley Securities for certain specified expenses as set forth in the Sales Agreement.
The Sales Agreement may be terminated by either B. Riley Securities or the Company, as permitted therein. The Sales Agreement will automatically terminate upon the sale of all of the Shares subject to the Sales Agreement. As of June 30, 2024, LanzaTech has not sold any shares through the ATM Agreements.
Shortfall Warrants
On March 27, 2023, the Company issued an aggregate of 2,073,486 warrants to ACM and 2,010,000 warrants to Vellar pursuant to the Forward Purchase Agreement (collectively, the “Shortfall Warrants”). Each Shortfall Warrant entitles the registered holder to purchase one share of common stock at a price of $10.00 per share, subject to adjustment in the event that the Company sells, grants or otherwise issues common stock or common stock equivalents at an effective price less than the then current exercise price of the Shortfall Warrants, at any time commencing on or after March 27, 2023. A holder of a Shortfall Warrant may exercise such warrants on a cashless basis. The Shortfall Warrants expire on the fifth anniversary of their issuance. On the issuance date, the Shortfall Warrants met the definition of a derivative but did not qualify for the exception from derivative accounting under the indexation guidance and therefore met the criteria for liability classification under ASC 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity (“ASC 815-40”). On May 13, 2023, the Company amended the Shortfall Warrant agreement. Under the amended agreement, the Shortfall Warrants meet the requirements for equity classification under ASC 815-40. Consequently, the Company recorded a gain of $2,042 as of the date of the amendment to reflect the fair value of $3,063 at the date of the amendment through Other (expense) income, net on the condensed consolidated statements of operations and comprehensive loss and reclassified the Shortfall Warrants to Additional paid-in capital on the condensed consolidated balance sheets.
Public Warrants and Private Placement Warrants
As part of AMCI’s initial public offering (“IPO”), AMCI issued warrants to third-party investors. Each public warrant entitles the holder to purchase one share of the Company’s common stock at an exercise price of $11.50 per share (the “Public Warrants”). Simultaneously with the closing of the IPO, AMCI completed the private sale of warrants. Each private sale warrant allows the holder to purchase one share of the Company’s common stock at $11.50 per share. Additionally, prior to the consummation of the Business Combination, AMCI issued warrants for the settlement of a working capital loan. The working capital warrants have the same terms as the private sale of warrants issued at the IPO. Warrants sold in the private sale at the IPO and the warrants issued to convert the working capital loan are collectively referred to as the “Private Placement Warrants”. On the Closing Date and as of June 30, 2024, 7,499,924 Public Warrants and 4,774,276 Private Placement Warrants remained outstanding.
These warrants expire on the fifth anniversary of the Business Combination or earlier upon redemption or liquidation and became exercisable 30 days after the Business Combination.
The Company may redeem the outstanding Public Warrants:
a.in whole and not in part;
b.at a price of $0.01 per warrant;
c.upon a minimum of 30 days’ prior written notice of redemption to each warrant holder; and
d.if, and only if, the closing price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending three trading days before we send the notice of redemption to the warrant holders.
The Company additionally has the ability to redeem the Public Warrants at the option of the Company when the price of common stock exceeds $10.00 per share at a price of $0.10 per warrant. In this scenario, warrant holders may choose to exercise their warrants on a cashless basis during the minimum 30-day notice period, and receive common stock in exchange for their warrants at a rate based on fair value of the common stock and the proximity to the expiration date of the warrants.
As long as the Private Placement warrants are held by AMCI Sponsor II LLC (the “Sponsor”) or its permitted transferees, they are not redeemable by LanzaTech. If the Private Placement Warrants are held by holders other than the

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Sponsor or its permitted transferees, the Private Placement Warrants will be redeemable by LanzaTech in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants. The Sponsor, or its permitted transferees, has the option to exercise the Private Placement Warrants on a cashless basis.
The Public Warrants and Private Placement Warrants are recognized as derivative liabilities in accordance with ASC 815. Accordingly, the Company recognized the warrant instruments as liabilities at fair value as of the Closing Date, with an offsetting entry to Additional paid-in capital and adjusts the carrying value of the instruments to fair value through Other (expense) income, net on the condensed consolidated statements of operations and comprehensive loss at each reporting period until they are exercised. The Public Warrants and Private Placement Warrants are presented within Warrants on the condensed consolidated balance sheets.
Note 9 — Forward Purchase Agreement
The FPA consists of the Prepayment Amount, the FPA Put Option and the Fixed Maturity Consideration. The Prepayment Amount of $60,547 is presented as a reduction to Additional paid-in capital in our condensed consolidated balance sheets. The value of the FPA Put Option represents the economics of the written put option, inclusive of the Variable Maturity Consideration, and is valued at $60,503 as of June 30, 2024.
The Fixed Maturity Consideration is valued at $8,246 as of June 30, 2024. This represents the fair value of the Share Consideration and Fixed Maturity Consideration and is measured in accordance with the FVO.
Expensed transaction costs, representing the stock acquisition fees, in the amount of $451 were recorded in Other (expense) income, net on the condensed consolidated statements of operations and comprehensive loss in the six months ended June 30, 2023.
The Company’s volume-weighted average share price was below $3.00 per share for 50 trading days during the 60 day consecutive trading period ended on July 1, 2024. The Company has filed suit against Vellar under the FPA. For additional details, refer to Note 15 - Subsequent Events.

Note 10 — Fair Value
The following table presents the Company’s fair value hierarchy for its assets and liabilities measured at fair value as of June 30, 2024 and December 31, 2023 (in thousands):

	Fair Value Measurement as of
	June 30, 2024
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$31,440	$—	$—	$31,440
Total assets	$31,440	$—	$—	$31,440

Liabilities:
FPA Put Option liability	$—	$—	$60,503	$60,503
Fixed Maturity Consideration	—	—	8,246	8,246
Brookfield SAFE liability	—	—	9,250	9,250
Private placement warrants	—	—	1,766	1,766
Public warrants	1,426	—	—	1,426
Total liabilities	$1,426	$—	$79,765	$81,191

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	Fair Value Measurement as of
	December 31, 2023
	Level 1	Level 2	Level 3	Total
Assets:
Cash equivalents	$28,058	$—	$—	$28,058

Liabilities:
FPA Put Option liability	—	—	37,523	37,523
Fixed Maturity Consideration	—	—	7,228	7,228
Brookfield SAFE liability	—	—	25,150	25,150
Private placement warrants	—	—	3,915	3,915
Public warrants	3,699	—	—	3,699
Total Liabilities	$3,699	$—	$73,816	$77,515
Forward Purchase Agreement
The fair value upon issuance of the FPA (both the FPA Put Option liability and Fixed Maturity Consideration) and subsequent changes in fair value are included in Other (expense) income, net in the condensed consolidated statements of operations and comprehensive loss in the corresponding period.
The fair value of the FPA was estimated using a Monte-Carlo Simulation in a risk-neutral framework through March 31, 2024. Because the stock price already traded below the threshold of $3.00 per share for 49 days out of 50 trading days during a 60-day consecutive trading-day period, management determined that estimating the fair value of the FPA using an accelerated Maturity Date is more appropriate. As such, the model calculated the value of the in-substance written put option and the portion of the Maturity Consideration in excess of the Fixed Maturity Consideration as if the Early Termination Option is exercised on June 30, 2024. The in-substance written put option was calculated as the repurchase of the Recycled Shares at the Share Price minus the Company’s share price as of June 30, 2024. The Maturity Consideration was calculated as 7,500,000 multiplied by $2.00 or $15,000, which included the Fixed Maturity Consideration calculated as 7,500,000 less the Terminated Shares multiplied by $2.00, or $3,167. Management compared this calculation to the valuation using the prior methodology based on a Monte-Carlo Simulation in a risk-neutral framework, and concluded the difference was not material.
The following table represents the inputs used in calculating the fair value of the prepaid forward contract and the Fixed Maturity Consideration as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Stock price	$1.85	$5.03
Term (in years)	0	2.11
Expected volatility	N/A	50.0%
Risk-free interest rate	N/A	4.16%
Expected dividend yield	—%	—%
The Company has filed suit against Vellar under the FPA. See Note 15 - Subsequent Events.
Brookfield SAFE
The Brookfield SAFE is legal form debt that the Company has elected to measure using the FVO under ASC 825. As of June 30, 2024, no part of the Brookfield SAFE has converted to Company common shares as no qualifying projects have been presented to Brookfield yet. There were no cash flows associated with the Brookfield SAFE in the three months ended June 30, 2024.
As of June 30, 2024, the Company expects to present sufficient projects to Brookfield to result in the Brookfield SAFE being automatically converted into shares. Since the liquidity price was set at the Business Combination, the number of shares that Brookfield receives is fixed. Based on this expectation, the value of the Brookfield SAFE is equal to the

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Brookfield SAFE's as-converted value, which is the initial purchase amount, divided by the liquidity price, multiplied by the stock price, resulting in an estimated fair value of $9,250 recorded on the condensed consolidated balance sheet.
Significant inputs for Level 3 Brookfield SAFE measurement at June 30, 2024 and December 31, 2023 are as follows:

	June 30, 2024	December 31, 2023
Initial purchase amount	$50,000	$50,000
Liquidity price	$10.00	$10.00
Stock price	$1.85	$5.03
Public Warrants and Private Placement Warrants
For the Public Warrants, the Company uses inputs such as actual trade data, quoted market prices from dealers or brokers, and other similar sources to determine the fair value. Changes in fair value are recorded in Other (expense) income, net within the condensed consolidated statements of operations and comprehensive loss. The company recognized decreases in the fair value of the liability of $2,273 and $600 during the six months ended June 30, 2024 and 2023, respectively.
The fair value of the Private Placement Warrants was estimated using a Black-Scholes option pricing model. For the six months ended June 30, 2024, the Company recognized a decrease in the fair value of $2,148. For the six months ended June 30, 2023, the Company recognized an increase in the fair value of liabilities of approximately $3,199. Changes in fair value are recorded on the condensed consolidated statements of operations and comprehensive loss within Other (expense) income, net.
The following table represents the weighted average inputs used in calculating the fair value of the Private Placement Warrants outstanding as of June 30, 2024 and December 31, 2023:

	June 30, 2024	December 31, 2023
Stock price	$1.85	$5.03
Exercise price	$11.50	$11.50
Term (in years)	3.61	4.11
Expected volatility	80.0%	45.0%
Risk-free interest rate	4.46%	3.92%
Expected dividend yield	—%	—%
The following tables represent reconciliations of the fair value measurements of the assets and liabilities using significant unobservable inputs (Level 3) (in thousands):

	FPA Put Option	Fixed Maturity Consideration	Brookfield SAFE	Private placement warrants
Balance as of January 1, 2024	$(37,523)	$(7,228)	$(25,150)	$(3,914)
(Loss) gain recognized in other expense, net on the condensed consolidated statement of operations and comprehensive loss	(22,980)	(1,018)	15,900	2,148
Balance as of June 30, 2024	$(60,503)	$(8,246)	$(9,250)	$(1,766)

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	FPA Put Option	Fixed Maturity Consideration	Shortfall Warrants	Warrants on Preferred Shares	AM SAFE liability	AM SAFE warrant	Brookfield SAFE	Private placement warrants
Balance as of January 1, 2023	$—	$—	$—	$(2,119)	$(28,986)	$(1,989)	$(50,000)	$—
Recognized as a result of the Business Combination	—	—	—	—	—	—	—	(2,148)
(Loss) gain recognized in other expense, net on the consolidated statement of operations and comprehensive loss	(26,743)	(6,737)	(3,063)	(3,770)	(744)	189	15,850	(3,199)
Conversion of warrants to preferred shares	—	—	—	5,889	—	—	—	—
Conversion of SAFE liability to equity classification	—	—	—	—	29,730	—	—	—
Reclassification of warrant to equity	—	—	3,063	—	—	1,800	—	—
Balance as of June 30, 2023	$(26,743)	$(6,737)	$—	$—	$—	$—	$(34,150)	$(5,347)

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Note 11 — Income Taxes
The Company is subject to federal and state income taxes in the United States, as well as income taxes in foreign jurisdictions in which it conducts business. The Company does not provide for federal income taxes on the undistributed earnings of its foreign subsidiaries as such earnings are reinvested indefinitely. The Company and its foreign subsidiaries have historically been loss generating entities that have resulted in no excess earnings to consider for repatriation and accordingly there are no deferred income taxes recognized for the three and six months ended June 30, 2024 and 2023.
The Company recorded an income tax expense of $0 for the three and six months ended June 30, 2024 and 2023, representing an effective tax rate of 0%. The difference between the U.S. federal statutory rate of 21% and the Company's effective tax rate in the three and six months ended June 30, 2024 and 2023 is primarily due to a full valuation allowance related to the Company's U.S. and foreign deferred tax assets. The Company reassesses the need for a valuation allowance on a quarterly basis. If it is determined that a portion or all of the valuation allowance is not required, it will generally be a benefit to the income tax provision in the period such determination is made.
The Company conducts business in multiple jurisdictions within and outside the United States. Consequently, the Company is subject to periodic income tax examinations by domestic and foreign income tax authorities. The Company is subject to audits for tax years 2017 and onward for federal purposes. There are tax years which remain subject to examination in various other state and foreign jurisdictions that are not material to the Company's financial statements.
The Organization for Economic Co-operation and Development (OECD) has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar 2), with certain aspects of Pillar 2 effective January 1, 2024 and other aspects effective January 1, 2025. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar 2. We do not anticipate Pillar 2 to have material impacts on our effective tax rate, financial position or cash flows during the current year.

Note 12 — Share-Based Compensation
The Company adopted the LanzaTech 2023 Long-Term Incentive Plan (the “LTIP”) in conjunction with the closing of the Business Combination. The LTIP provides for grants of a variety of awards to employees, directors, and other service providers to the Company, including, but not limited to stock options, stock appreciation rights, restricted stock awards, restricted stock units, performance awards and other stock-based awards or cash incentives. Prior to the effective date of the closing of the Business Combination, the Company granted awards under the LanzaTech NZ Inc. 2013 Stock Plan, the LanzaTech NZ Inc. 2015 Stock Plan, and the LanzaTech NZ, Inc. 2019 Stock Plan, (collectively, the “Prior Stock Plans”).
Equity Classified Awards:
RSUs
Under the LTIP, the Company has granted two types of RSUs: time-based RSUs, and market-based RSUs. Time-based RSUs granted to employees and other service providers (other than directors) are generally subject to a three-year annual pro-rata vesting schedule whereby the awards generally vest in 3 equal tranches on the first, second, and third anniversaries of the vesting commencement date, subject to grantee’s continued service through each vesting date. However, vesting will accelerate in certain circumstances (e.g., retirement, death, disability, or a qualified termination in connection with a change in control). Time-based RSUs granted to directors are subject to a one-year vesting schedule and the full award vests on the first anniversary of the vesting commencement date,

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
subject to the director’s continued service through the vesting date. However, vesting will accelerate in certain circumstances (e.g., removal in connection with a change in control).
The market-based RSUs have both a time-based and a market-based vesting component. Both components must be met for the award to vest. The market-based RSUs are subject to a three-year annual pro-rata vesting schedule whereby the awards generally vest in 3 equal tranches on the first, second, and third anniversaries of the vesting commencement date, subject to grantee’s continued service through each vesting date. The market-based vesting component is satisfied if on any date during the period beginning on the 151st date following the vesting commencement date and ending on the fifth anniversary of the vesting commencement date, the average closing price of a share of the Company’s common stock, equals or exceeds $11.50, determined using the closing share price from the 20 trading days preceding such determination date.
A summary of the unvested time-based and market-based equity-classified RSUs are presented in the following table:

	Time-based RSUs		Market-based RSUs
	Shares (in thousands)	Weighted Average Grant Date Fair Value	Shares (in thousands)	Weighted Average Grant Date Fair Value
January 1, 2024	3,155	3.51	3,930	$1.69
Granted	2,279	3.08	—	—
Vested	(1,052)	3.44	—	—
Cancelled/forfeited	(242)	3.35	(183)	1.61
June 30, 2024	4,140	3.30	3,747	$1.70
The Company recorded compensation expense related to the time-based RSUs of $1,550 and $1,222 for the three months ended June 30, 2024 and 2023, respectively. The Company recorded compensation expense of $2,341 and $1,222 for the six months ended June 30, 2024 and 2023, respectively. Unrecognized compensation costs as of June 30, 2024 were $11,788 and will be recognized over a weighted average of 2.16 years.
The Company recorded compensation expense related to the market-based RSUs of $387 and $1,455 for the three months ended June 30, 2024 and 2023, respectively. The Company recorded compensation expense related to the market-based RSUs of $1,114 and $1,455 for the six months ended June 30, 2024 and 2023, respectively. Unrecognized compensation costs as of June 30, 2024 were 1,788 and will be recognized over a weighted average of 1.29 years.
Stock Options
In accordance with the LTIP and Prior Stock Plans, grantees have also been granted stock options to purchase common shares. The exercise price of each stock option was no less than the fair market value price of the Company’s common shares determined as of the date of grant. The stock options generally vest over the course of two to five years, subject to the service provider’s continued service through each vesting date. Upon termination of service, unvested stock options are forfeited in accordance with their terms unless the award agreement provides for accelerated vesting (e.g., due to retirement). The below tables reflect the stock options granted prior to the Business Combination multiplied by the exchange ratio and the weighted average exercise price divided by the exchange ratio.

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Stock option awards outstanding as of June 30, 2024 and changes during the period ended June 30, 2024 were as follows:

	Shares subject to option (thousands)	Weighted average exercise price	Weighted average remaining contractual term (years)	Aggregate intrinsic value (thousands)
Outstanding at January 1, 2024	16,412	$1.96
Vested and expecting to vest at January 1, 2024	16,412	1.96
Exercisable at January 1, 2024	10,869	1.49
Granted	3,254	3.10
Exercised	(186)	1.46
Cancelled/forfeited	(408)	3.41
Outstanding at June 30, 2024	19,072	$2.13	6.12	$6,403
Vested and expecting to vest at June 30, 2024	19,072	2.13	6.12	6,403
Exercisable at June 30, 2024	12,638	$1.69	4.75	$5,707
The Company recorded compensation expense related to the options of $1,735 and $2,445 for the three months ended June 30, 2024 and 2023, respectively. The Company recorded compensation expense related to the options of $2,842 and $3,209 for the six months ended June 30, 2024 and 2023, respectively. Unrecognized compensation costs as of June 30, 2024 were $11,981 and will be recognized over a weighted average of 2.18 years.
Restricted Stock Awards (“RSAs”)
Under the Prior Stock Plans, the Company granted RSAs which become eligible to vest upon the satisfaction of a time-based service condition. However, in order to vest, a liquidity event, defined as acquisition, asset transfer, or initial listing, must occur within 10 years from the grant date. Upon a liquidity event, if the participant’s service has not terminated, the entire RSA award vests in full, whether or not previously eligible for vesting. If the participant’s service has terminated and the participant has satisfied the time-based service condition, the RSAs that are outstanding and eligible for vesting immediately vest in full upon liquidity event. The time-based service requirements of the RSAs have a maximum term of three years from the date of grant.
The Business Combination constituted a “liquidity event” which caused the vesting of all such outstanding, unvested RSAs. The vesting of the RSAs resulted in compensation expense of $2,741 for the six months ended June 30, 2023. In connection with the vesting of these RSAs, certain holders of the RSAs surrendered 771,141 shares in a withhold to cover transaction to fund the payment of applicable tax withholding on their behalf by the Company. This resulted in a total cash payment of $7,650 by the Company to the Internal Revenue Service for the applicable tax withholding associated with this vesting event.
Liability-Classified Awards
Phantom RSUs
Under a phantom equity sub-plan of the LTIP, certain non-US employees of the Company were provided with Phantom RSUs that can only be settled in cash and are therefore recorded as a liability. The Phantom RSUs have a graded vesting schedule and vest in 3 equal tranches on the first, second, and third anniversaries of the vesting commencement date, subject to the employee meeting the requisite service requirements. Grantees are entitled to receive a cash payment equal to the fair market value of a share multiplied by the number of vested Phantom RSUs as of the applicable vesting date.
Phantom SARs
Under a phantom equity sub-plan of the LTIP, certain non-US employees of the company were provided with Phantom SARs that can only be settled in cash and are therefore recorded as a liability. The Phantom SARs have a

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NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
graded vesting schedule and vest in three equal tranches on the first, second, and third anniversaries of the vesting commencement date, subject to the employee meeting the requisite service requirements. Phantom SARs expire 10 years after the grant date and entitle the grantee to receive a cash payment upon exercise of the award equal to the excess of the fair market value of a share on the date of exercise over the exercise price multiplied by the number of SARs exercised.

Note 13 — Related Party Transactions
As of June 30, 2024 and December 31, 2023, the Company has an equity ownership in LanzaJet and SGLT (see Note 6 - Investments for further details). The table below summarizes amounts related to transactions with these related parties (in thousands):

	As of
	June 30, 2024	December 31, 2023
Accounts receivable	$2,447	$2,190
Contract Assets	300	659
Notes receivable	5,610	5,436
Accounts payable	157	582
The following table presents revenue from related parties per disaggregated revenue categories:

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023
Revenue from related parties, included within Licensing	$8,541	$815	$9,121	$1,369
Revenue from related parties, included within Engineering and other services	332	261	660	680
The main transactions with related parties are described below:
LanzaJet
The Company and LanzaJet have entered into a master service agreement defining the terms when LanzaJet is a subcontractor for some of the Company’s projects, and conversely, when the Company is a subcontractor for LanzaJet’s projects. The accounts payable balance is for work that LanzaJet performed as a subcontractor to the Company.
In connection with the formation of LanzaJet, the Company entered into a transition services agreement with LanzaJet, refer to Note 6 - Investments, for more information. The transition services agreement generally sets out the respective rights, responsibilities and obligations of the Company and LanzaJet with respect to R&D services, access to office and laboratory space, business development and other administrative support services. The transition services agreement may be terminated by mutual consent of the Company and LanzaJet, by LanzaJet at any time, and by the Company upon breach or non-payment by LanzaJet. There are no substantive termination penalties in the event the Company terminates. For the three months ended June 30, 2024 and 2023, the company recognized revenue of approximately $56 and $67, respectively, under the transition services agreement. For the six months ended June 30, 2024 and 2023, the Company recognized revenue from related parties of approximately $87 and $112, respectively, under the transition services agreement.
In addition to the licensing and sublicensing of its intellectual property, pursuant to the Investment Agreement as described in Note 6 - Investments, the Company provides certain engineering and other services related to a gas-to-jet demonstration plant currently in development by LanzaJet and other projects whereby LanzaJet is the customer. The Company recognized revenue of $17 and $102, respectively, for the three months ended June 30,

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
2024 and 2023 The Company recognized revenue of $29 and $440 for the six months ended June 30, 2024 and 2023.
In December 2023, LanzaTech sold LanzaJet the right to utilize some of LanzaTech’s completed engineering work as a basis for future LanzaJet projects. The Company recognized $57 and $115 in deferred profit for the three and six months ended June 30, 2024.
LanzaJet Note Purchase Agreement
On November 9, 2022, the Company and the other LanzaJet shareholders entered into a Note Purchase Agreement (the “Note Purchase Agreement”), pursuant to which LanzaJet Freedom Pines Fuels LLC (“FPF”), a wholly owned subsidiary of LanzaJet, will issue, from time to time, notes in an aggregate principal amount of up to $147,000 (the “Notes”), comprised of approximately $113,500 aggregate principal amount of 6.00% Senior Secured Notes maturing December 31, 2043 and $33,500 aggregate principal amount of 6.00% Subordinated Secured Notes maturing December 31, 2043. The Company committed to purchase $5,500 of Subordinated Secured Notes, which was funded on May 1, 2023. The Senior Secured Notes are secured by a security interest over substantially all assets of FPF, and both the Senior Secured Notes and the Subordinated Secured Notes are secured by a security interest over the intellectual property owned or in-licensed by LanzaJet.
Each purchaser of Notes under the Note Purchase Agreement also received a warrant for the right to purchase 575,000 shares of common stock of LanzaJet for each $10,000 of Notes purchased by such purchaser for an exercise price of $0.01 per share. The warrants are exercisable when the related loan commitment is funded, and may be exercised until the earlier of the third anniversary following the date the holder’s loan commitment is fully funded, or the end of the availability period as defined in the Note Purchase Agreement if the commitment has not been fully funded. In the case of the Company, LanzaTech received warrants to purchase 316,250 shares of common stock of LanzaJet, which became exercisable by the Company when the note was funded on May 1, 2023. The Company exercised the warrants in January 2024. Upon funding of the Notes, the warrants meet the accounting criteria to be considered in-substance common stock, and are accounted for as part of the equity-method investment. Refer to Note 6 - Investments.
The Note Purchase Agreement may be amended with the approval of holders of at least 66 2∕3% of the Notes, except with respect to certain rights that require approval of all holders to amend. Upon an event of default under the Note Purchase Agreement, each purchaser may accelerate the payment of its own Notes. Enforcement against the collateral securing the Notes requires the approval of certain holders as specified in the Notes.
SGLT
The Company supplies SGLT with certain water-soluble organic compounds required in the Company's proprietary gas fermentation process, small-size equipment and consulting services. For the three months ended June 30, 2024 and 2023, the Company recognized revenue of approximately $0 and $75, respectively. For the six months ended June 30, 2024 and 2023, the Company recognized revenue of approximately $51 and $75, respectively. The Company also provided engineering services and incurred costs of $270 and $164 for the three months ended June 30, 2024 and 2023, and provided engineering services and incurred costs of $455 and $414 for the six months ended June 30, 2024 and 2023, respectively.
Additionally, LanzaTech and SGLT entered into a license agreement in 2019, subsequently amended in August 2023, to provide SGLT with the right to sublicense the intellectual property that LanzaTech previously licensed to SGLT. In exchange, the Company is entitled to receive fixed licensing consideration, calculated as a percentage of the maximum amount of royalties owed to SGLT from its sublicenses. Prior to June 2023, the Company was only entitled to royalties from SGLT, if SGLT received sublicense royalty payments. For the three and six months ended June 30, 2024, the Company did not recognize any sublicensing revenue. For the three and six months ended June 30, 2023, the Company recognized sublicensing revenues of $249 and $249, respectively.

Note 14 — Commitments and Contingencies

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Litigation
The Company may be involved in legal proceedings and exposed to potential claims in the normal course of business. As of June 30, 2024 and December 31, 2023, the Company does not have any reasonably possible or probable losses from such claims. The Company has filed suit against Vellar under the FPA. See Note 15 - Subsequent Events.
Commitments
In November 2022, the Company entered into a lease for real estate to expand its headquarters in Skokie, Illinois. The lease was subsequently amended in December 2023. The lease contains multiple lease components, and the commencement date for one lease component will occur in October 2024. Accordingly, for this lease component where the lease has not commenced, there are no right-of-use assets or lease liabilities recorded on the condensed consolidated balance sheets as of June 30, 2024. Total lease payments through 2036 for this lease component are expected to be $136.

Note 15 — Subsequent Events
The Company has evaluated events occurring subsequent to June 30, 2024 through August 8, 2024, the date the condensed consolidated financial statements were issued, and has identified the following:
Vellar lawsuit
In relation to the FPA, the Company’s volume-weighted average share price was below $3.00 per share for 50 trading days during the 60 day consecutive trading period ended on July 1, 2024 (the “VWAP Trigger Event”). On July 22, 2024, Vellar (one of the Purchasers) notified the Company of such VWAP Trigger Event, purporting to accelerate the Maturity Date of its portion of the Recycled Shares (i.e., 2,990,000 common shares) to July 22, 2024. Vellar asserts that it is entitled to: (i) the Maturity Consideration of $7,500 (payable at the Company’s option in cash or shares of common stock valued at the average daily VWAP Price (as defined in the FPA) over 30 scheduled trading days ending on the accelerated Maturity Date of July 22, 2024 of $1.91 per share) and (ii) a Share Consideration of $2,539, payable in cash each due and payable on July 24, 2024. On July 25, 2024 the Company received a notice from Vellar pursuant to the FPA, stating that the Company is in default of its payment obligations. On July 30, 2024, the Company received a notice of an event of default under the FPA from Vellar that (i) designated such date as the early termination date of the FPA and (ii) purports to result in an early termination cash payment of $4,164 becoming due to Vellar (equating to the sum of the Maturity Consideration and the Share Consideration minus the VWAP Price (as defined in the FPA) (as of July 29, 2024) of Vellar’s portion of the Recycled Shares).
On July 24, 2024, LanzaTech filed suit against Vellar, primarily in connection with Vellar’s sale of Recycled Shares, which LanzaTech alleges are in breach of the FPA’s requirement that Recycled Shares be held in a bankruptcy remote special purpose vehicle for the benefit of the Company unless the sale is noticed to the Company as part of an early termination, which Vellar has not done. In the event of a sale of Recycled Shares subject to an optional early termination, the Company is entitled to receive approximately $10.16 for each share sold (see Note 2 - Summary of Significant Accounting Policies). LanzaTech believes that Vellar’s notice of the VWAP Trigger Event and consequently, its notice of an event of default, is not valid and accordingly, that no payments are owed to Vellar in connection with the purported acceleration of the Maturity Date or early termination of the FPA. The Company intends to vigorously pursue its claims against Vellar.
Convertible Notes
On August 5, 2024, the Company entered into a Convertible Note Purchase Agreement (the “Convertible Note Purchase Agreement”) with an accredited investor (the “Investor”) pursuant to which the Company agreed to sell and issue to the Investor and other purchasers in a private placement transaction (the “Private Placement”) in one or more closings up to an aggregate principal amount of $150,000 of Convertible Notes (the “Convertible Notes”). As

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
of August 6, 2024, we issued and sold $40,150 of Convertible Notes to the Investor pursuant to the Convertible Note Purchase Agreement. The gross proceeds from the initial closing are approximately $40,000, before deducting estimated offering expenses.
The Convertible Notes bear interest at a fixed rate of 8.00% per annum, which interest will be added to the outstanding principal amount of the Convertible Notes on the last day of the applicable interest period (beginning on the date of issuance of the applicable Convertible Note and ending on and including the earlier of (x) the anniversary date of such issuance and (y) the maturity date, the “Interest Period”); provided, however, that the Company is permitted to pay all interest payable during an Interest Period in cash pursuant to prior written notice to the Convertible Note holder.
The Convertible Notes will mature on August 6, 2029 (the “Maturity Date”), unless earlier redeemed or converted in accordance with their terms. The Convertible Notes are subject to mandatory conversion for shares of the Company’s common stock, par value $0.0001 per share, upon the completion by the Company of an equity financing prior to the Maturity Date that results in the Company receiving minimum gross proceeds in an amount that is equal to the greater of (i) $40,000 and (ii) 50% of the total principal amount under the outstanding Convertible Notes immediately following the final closing under the Convertible Note Purchase Agreement (a “Qualified Equity Financing”) at a conversion price equal to the lower of (i) the lowest per-share selling price per share in the Qualified Equity Financing, less a 10% discount and (ii) the Valuation Cap (as defined below). The Convertible Notes are convertible at the option of the holders upon the completion by the Company of an equity financing prior to the Maturity Date that does not meet the definition of a Qualified Equity Financing (a “Non-Qualified Equity Financing”) at a conversion price equal to the lower of (i) the lowest per-share selling price in the Non-Qualified Equity Financing and (ii) the Valuation Cap. The Convertible Notes are also convertible at the option of the holders any time prior to the Maturity Date at a conversion price equal to the Valuation Cap. The “Valuation Cap” is defined as, (i) with respect to any conversion of a Convertible Note issued at the initial closing under the Convertible Note Purchase Agreement, the price per share equal $1.52 (which, in the event that the Company has not, within 60 days of the initial closing under the Convertible Note Purchase Agreement, issued Convertible Notes having an aggregate principal amount of at least $80,000, will be adjusted to $1.25 per share), and (ii) with respect to a Convertible Note issued at any closing subsequent to the initial closing under the Convertible Note Purchase Agreement, the price per share equal to the greater of (a) $1.56 and (b) the closing price per share of the Company’s common stock on the date prior to such closing. The Valuation Cap is subject to adjustment based on the Company’s holdings in LanzaJet, Inc., and the conversion price in all cases is subject to adjustment for stock splits, reclassifications, redesignations, subdivisions, recapitalizations, and dividends.
The Convertible Notes contain provisions that preclude conversion if such conversion would result in the issuance of more than 19.9% of the Company’s currently outstanding common stock in the aggregate or in a change of control under Nasdaq marketplace rules, prior to obtaining stockholder approval. Prior to such stockholder approval, a holder may not convert its Convertible Note if the holder, together with its affiliates, would beneficially own more than 19.9% of the number of shares of the Company’s outstanding common stock immediately after giving effect to such exercise. The Company has agreed to use its reasonable best efforts to obtain the required stockholder approvals at a special meeting of its stockholders, to be held no later than 60 days following the date of the initial closing under the Convertible Note Purchase Agreement, subject to certain exceptions.
The Convertible Notes may not be prepaid or redeemed by the Company, either in whole or in part, without the consent of the holders of the Convertible Notes representing a majority of the principal amount of all of the Convertible Notes then outstanding (the “Requisite Holders”), provided that the Company may redeem and prepay all then-outstanding Convertible Notes without such consent of the Requisite Holders (i) until August 6, 2025, in an amount equal to one and one half times the redeemed principal amount on the Convertible Notes; (ii) between August 7, 2025 and August 6, 2027, in an amount equal to two times the redeemed principal amount; and (iii) after August 6, 2027, in an amount equal to three times the redeemed principal amount; in all such cases, any and all accrued and unpaid interest on the Convertible Notes to be deemed to have been repaid in connection with the redemption.
We continue to seek additional financing under the Convertible Note Purchase Agreement from certain institutional accredited investors with whom we have a preexisting substantive relationship. We currently have no

LANZATECH GLOBAL, INC.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
commitments from any such investors to participate in the Private Placement or any other financing. There can be no assurance that we will be successful in our effort to secure additional financing in amounts and on terms acceptable to us.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with our interim condensed consolidated financial statements and the related notes included in Part I, Item 1 of this Quarterly Report, and our audited consolidated financial statements and related notes included in the Company’s Form 10-K filed with the Securities and Exchange Commission on February 29, 2024. This discussion and analysis may contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions, including, but not limited to, risks and uncertainties discussed under the heading ‘Cautionary Note on Forward-Looking Statements,’ and in Part II, Item IA “Risk Factors” in this Quarterly Report and in Part I, Item 1A “Risk Factors” included in our Annual Report on Form 10-K. In this section, unless otherwise indicated or the context otherwise requires, references in this section to “LanzaTech,” the “Company,” “we,” “us,” “our” and other similar terms refer to LanzaTech Global, Inc. and its consolidated subsidiaries, including LanzaTech NZ, Inc. and its consolidated subsidiaries subsequent to the Business Combination and LanzaTech NZ, Inc. and its consolidated subsidiaries prior to the Business Combination. References to “AMCI” refer to AMCI Acquisition Corp. II prior to the Business Combination.
Overview
We are a nature-based carbon refining company that develops technology to transform waste carbon into the chemical building blocks for consumer goods such as sustainable fuels, fabrics, and packaging that people use in their daily lives. Our customers leverage our proven proprietary gas fermentation technology platform to convert certain feedstock, including waste carbon gases, into sustainable fuels and chemicals such as ethanol. Today, we are focused on taking advantage of the many uses of ethanol while capitalizing on the growing preference among major companies for renewable products and environmentally-conscious manufacturing processes. We have also been developing the capabilities to produce single cell protein as a primary product from our gas fermentation platform.
LanzaTech primarily employs a licensing business model whereby our customers build, own and operate facilities that use our technology, and in return, we are paid a royalty fee based on the revenue generated from the use of our technology. We began operations in 2005. In 2018, through our joint venture with Shougang LanzaTech (also referred as “SGLT” herein), we established the world’s first commercial waste gas-to-ethanol plant in China, followed by five more plants between 2021 and 2023 - three in China, one in India, and one in Belgium with others currently in development in various countries around the world. We also perform research and development (“R&D”) services related to novel technologies and development of biocatalysts for commercial applications, mainly to produce fuels and chemicals. Recently, the Company and LanzaJet launched CirculAir™, a new joint offering and end-to-end solution utilizing LanzaTech’s gas fermentation technology in conjunction with LanzaJet’s ATJ platform to produce sustainable aviation fuel and renewable diesel from a wide range of waste feedstocks.
We have not achieved operating profitability since our formation. Our net losses after tax were $(53.3) million for the six months ended June 30, 2024 and $(90.1) million for the same period in 2023. As of June 30, 2024 we had accumulated deficit of $(885.2) million compared to an accumulated deficit of $(831.9) million as of December 31, 2023. We anticipate that we will continue to incur losses until we sufficiently commercialize our technology.
Near-term, we expect engineering services, including equipment packages associated with the construction of several projects that use our technology, and sale of CarbonSmart products to drive higher revenues.
The Business Combination
On March 8, 2022, AMCI entered into the Merger Agreement with LanzaTech NZ, Inc. and AMCI Merger Sub, Inc. (“Merger Sub”). On February 8, 2023, Merger Sub merged with and into LanzaTech NZ, Inc. Upon consummation of the Business Combination, the separate corporate existence of Merger Sub ceased, and LanzaTech NZ, Inc. survived the Business Combination and became a wholly owned subsidiary of AMCI. In connection with the consummation of the Business Combination, the combined company was renamed “LanzaTech Global, Inc.”.

Basis of Presentation
LanzaTech’s condensed consolidated financial statements were prepared in accordance with US GAAP. See Note 2 - Summary of Significant Accounting Policies to our condensed consolidated financial statements for a full description of our basis of presentation.
Key Operational and Business Metrics
In addition to the measures presented in our condensed consolidated financial statements, we review the following key business metrics to measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions that will impact the future operational results of LanzaTech. Increases or decreases in our key business metrics may not correspond with increases or decreases in our revenue.
Key Financial Metrics:
The key elements of LanzaTech’s performance for the three months ended June 30, 2024 and June 30, 2023 are summarized in the tables below:

	Three Months Ended June 30,		Change
(In thousands, except for percentages)	2024	2023	2024 vs. 2023
GAAP Measures:
Revenue	$17,375	$12,917	$4,458	35%
Net Loss	(27,799)	(26,786)	(1,013)	4%
Key Performance Indicators:
One-Time Revenue	8,834	11,459	(2,625)	(23)%
Recurring Revenue (1)	8,541	1,458	7,083	486%
Total Revenue	$17,375	$12,917	$4,458	35%
Cost of Revenues (ex. Depreciation) (2)	(5,491)	(10,827)	5,336	(49)%
Selling, general & administrative	(11,747)	(12,452)	705	(6)%
Adjusted EBITDA (3)	$(17,752)	$(23,823)	$6,071	(25)%
__________________
(1)Includes revenue from licensing and sales of microbes and media.
(2)Consists of costs of revenues from contracts with customers and grants (exclusive of depreciation), cost of revenue from collaboration agreements (exclusive of depreciation) and cost of revenue from related party transactions (exclusive of depreciation).
(3)Adjusted EBITDA, a non-GAAP financial measure, is calculated as net loss, excluding the impact of depreciation, interest income, net, stock-based compensation, change in fair value of warrant liabilities, change in fair value of SAFE liabilities, change in fair value of the FPA Put Option liability and Fixed Maturity Consideration, transaction costs on issuance of Forward Purchase Agreement, loss from equity method investees, net and other one-time costs related to the Business Combination and securities registration on Form S-4, our registration statement on Form S-1, and non-recurring regulatory matters. Adjusted EBITDA is a supplemental measure that is not a substitute for, or superior to, measures of financial performance prepared in accordance with US GAAP. Adjusted EBITDA does not represent, and should not be considered, an alternative to net income (loss), as determined in accordance with US GAAP. See “Non-GAAP Financial Measures” for additional information and reconciliation of Adjusted EBITDA to net loss, its most directly comparable US GAAP measure.

Key Financial Metrics:
The key elements of LanzaTech’s performance for the six months ended June 30, 2024 and June 30, 2023 are summarized in the tables below:

	Six Months Ended June 30,		Change
(In thousands, except for percentages)	2024	2023	2024 vs. 2023
GAAP Measures:
Revenue	$27,619	$22,563	$5,056	22%
Net Loss	(53,307)	(90,098)	36,791	(41)%
Key Performance Indicators:
One-Time Revenue	18,517	20,348	(1,831)	(9)%
Recurring Revenue (1)	9,102	2,215	6,887	311%
Total Revenue	$27,619	$22,563	$5,056	22%
Cost of Revenues (ex. Depreciation) (2)	(12,261)	(18,617)	6,356	(34)%
Selling, general & administrative	(22,784)	(29,287)	6,503	(22)%
Adjusted EBITDA (3)	$(39,901)	$(47,336)	$7,435	(16)%
__________________
(1)Includes revenue from licensing and sales of microbes and media.
(2)Consists of cost of revenues from contracts with customers and grants (exclusive of depreciation), cost of revenue from collaboration agreements (exclusive of depreciation) and cost of revenue from related party transactions (exclusive of depreciation).
(3)Adjusted EBITDA, a non-GAAP financial measure, is calculated as net loss, excluding the impact of depreciation, interest income, net, stock-based compensation, change in fair value of warrant liabilities, change in fair value of SAFE liabilities, change in fair value of the FPA Put Option liability and Fixed Maturity Consideration, transaction costs on issuance of Forward Purchase Agreement, loss from equity method investees, net and other one-time costs related to the Business Combination and securities registration on Form S-4, our registration statement on Form S-1, and non-recurring regulatory matters. Adjusted EBITDA is a supplemental measure that is not a substitute for, or superior to, measures of financial performance prepared in accordance with US GAAP. Adjusted EBITDA does not represent, and should not be considered, an alternative to net income (loss), as determined in accordance with US GAAP. See “Non-GAAP Financial Measures” for additional information and reconciliation of Adjusted EBITDA to net loss, its most directly comparable US GAAP measure.

Key Non-Financial Metrics:

(in thousands of tonnes per annum)
Capacity as of June 30, 2023	150
Additions	158
Capacity as of June 30, 2024	308
Capacity based on LanzaTech’s technology includes capacity by customers and our cost method investee, is one of the key drivers for the Company's licensing revenues given that they are usually contracted on a percentage-of-revenue, a dollars-per-tonne, or fixed-consideration basis.

Components of Operating Results
While we have offerings in multiple market segments and operate in multiple countries, we operate and manage our business as one reportable operating segment. Nearly all of our service offerings are delivered and supported on a global basis. Additionally, most of our service offerings are deployed in a similar way, and we evaluate our financial information and resources and assess the performance of these resources on a consolidated basis.
Revenues
We earn revenue through engineering and other services contracts, U.S. and foreign government contracts, joint development agreements, and licensing agreements, which, together, represent a single operating segment. Revenues can be viewed as a combination of the following:
•Biorefining which includes feasibility studies and engineering services for basic design, procurement and construction of commercial plants utilizing our technologies, and licensing of intellectual property and software when customers deploy our biorefining technology;
•Joint development and research services related to novel technologies and the development of biocatalysts; and
•Sale of CarbonSmart products to customers.
Revenue is measured based on the consideration specified in customer contracts and excludes amounts collected on behalf of third parties.
Biorefining
We provide feasibility studies and basic design and engineering services used for detailed design, procurement, and construction of commercial plants that utilize our technologies, along with the sale of equipment and microbes. The services provided are recognized as a performance obligation satisfied over time. Revenue is recognized using the cost-to-cost input method for certain engineering services or the percentage of completion method in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers (“ASC 606”). Revenue for the sale of microbes and media is recognized at a point in time, depending on when control transfers to the customer.
We license intellectual property to generate recurring revenue in the case of running royalties, or one-time revenue, in the case of fixed consideration royalties, when our customers deploy our technology in their biorefining plants. When licenses are considered to be distinct performance obligations, the recognition of revenue is dependent on the terms of the contract, which may include fixed consideration or royalties based on sales or usage, in which case, the revenue is recognized when the subsequent sale or usage occurs or when the performance obligation to which some or all of the sales or usage-based royalty is allocated or has been satisfied, whichever is later.
Joint Development and Contract Research
We perform R&D services related to novel technologies and the development of biocatalysts for commercial applications, mainly to produce fuels and chemicals. We engage in two main types of R&D services – joint development agreements, and other contract research, including projects with the U.S. Department of Energy. Such services are recognized as a performance obligation satisfied over time. Revenue is recognized based on milestone completion, when payments are contingent upon the achievement of such milestones, or based on stage of contract or phase completion when enforceable rights to payment exist. When no milestones or stages are clearly defined, management has determined that the cost incurred, input method, is an appropriate measure of progress toward complete satisfaction of the performance obligations under ASC 606 and estimates its variable consideration under the expected value method.
Revenue is not recognized in advance of customer acceptance of a milestone, when such acceptance is contractually required. Payments for R&D services with no contractual payments are not due from customers until a technical report is submitted; therefore, a contract asset is recognized at milestone completion but prior to the submission of a technical report. The contract asset represents the Company’s right to consideration for the services performed at milestone completion. Occasionally, customers provide payments in advance of us providing services which creates a contract liability for the Company. The contract liability represents our obligation to provide services to a customer.
CarbonSmart
We sell CarbonSmart products and intermediaries directly to customers, that derive from the ethanol we purchased from our licensed plants using the Company's proprietary technologies. Revenue is recognized at a point in time when control transfers to the customer, which varies depending on the shipping terms. We generally act as the principal in such transactions and accordingly, recognize revenue and cost of revenues on a gross basis.
Cost of Revenues
R&D costs associated with external projects, engineering, and other direct costs of services are related to revenue agreements with customers, grantors, related parties, and collaborative partners, and represent costs of revenue. Costs include both internal and third-party fixed and variable costs and include materials, supplies, labor, and fringe benefits.
Research and Development Expenses
R&D costs associated with internal R&D projects consist of personnel costs, external services, materials and supplies as well as various laboratory activities. Indirect R&D costs include depreciation and other indirect overhead expenses. We expect our R&D activities to increase in the future as revenue grows but decrease as a percentage of our overall cost structure.
Selling, General and Administrative Expenses
Selling, general and administrative expenses ("SG&A") consist primarily of personnel costs, costs of general corporate development activities, travel-related expenses, and other indirect overhead costs.
Our general and administrative expenses consist primarily of personnel costs for our executive, finance, corporate and other administrative functions, intellectual property and patent costs, facilities and other allocated expenses, other expenses for outside professional services, including legal, human resources, audit and accounting services, and insurance costs. Our general and administrative expenses were higher in Q1 2023 as a result of becoming a public company, including additional costs relating to compliance with the rules and regulations of the SEC and stock exchange rules, legal and audit services, additional insurance, investor relations activities, and other administrative and professional services. The costs have started to stabilize, but we expect them to remain at higher levels than they were prior to the Business Combination. We also expect our intellectual property expenses to increase as we expand and increase protection of our intellectual property portfolio.
Other Expense, Net
Other expense, net relates to miscellaneous other income and expenses and foreign currency gains and losses. These items include the mark-to-market adjustments on all liability classified warrants, the FPA Put Option liability, the Fixed Maturity Consideration, and SAFE liabilities. Interest income, net consists of income earned from our cash, cash equivalents and debt security investments. Our interest income has increased following the completion of the Business Combination as we invested the net proceeds in a variety of capital preservation financial instruments, including short-term, investment-grade, interest-bearing obligations of the U.S. government and its agencies.
Loss (Gain) from Equity Investees, Net
We hold interests in LanzaJet located in the United States, and the Shougang Joint Venture (SGLT) located in China which we have determined to be variable interest entities (“VIEs”) for which it has been determined we are not the primary beneficiary. Our variable interests primarily relate to entities in which we have a non-controlling equity interest. Although these financial arrangements resulted in holding variable interests in these entities, they do not empower us to direct the activities of the VIEs that most significantly impact the VIEs’ economic performance, therefore LanzaTech has determined it is not the primary beneficiary and does not currently consolidate these VIEs.
The Company currently has a license agreement with SGLT and a letter agreement with SGLT and Sinopec Capital Co., Ltd related to the use of our intellectual property and potential collaborations. These agreements do not provide LanzaTech with the power to direct the activities that are most significant to the economic performance of these entities.
Through our holdings in LanzaJet, our representation on the board of directors and participation in the policy-making process, as well as the material intra-entity transactions, we have determined that we can exercise significant influence over the activities of LanzaJet. Our interest in LanzaJet is accounted for under the equity method of accounting, with income (loss) from equity method investees, net recognized in our consolidated statements of operations and comprehensive loss and equity method investments recognized on our consolidated balance sheets.
Income Tax
Current and deferred taxes are calculated based on tax rates enacted or substantively enacted at the reporting date and are recognized in profit or loss except when the tax relates to items charged or credited to other comprehensive income, in which case the tax is also recognized in other comprehensive income. Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets including those relating to temporary differences, net operating loss carryforwards and tax credit carryforwards, are only recognized to the extent it is more likely than not that future taxable income will be available to utilize the temporary differences and carryforwards. Our net operating loss carryforwards are subject to shareholder continuity rules, and may be impacted by future fundraising activities.
We maintain a valuation allowance against the full value of our net deferred tax assets because management believes the recoverability of the tax assets is not more likely than not.

Results of Operations — Three Months Ended June 30, 2024 Compared to Three Months Ended June 30, 2023
The results of operations presented below should be reviewed in conjunction with our condensed consolidated financial statements and notes. The following table sets forth our consolidated results of operations for the periods indicated:

	Three Months Ended June 30,		Change
	2024	2023	2024 vs. 2023
(In thousands, except for per share amounts)
Total revenue	$17,375	$12,917	$4,458	35%
Cost of revenue (exclusive of depreciation shown below)	(5,491)	(10,827)	5,336	(49)%
Operating expenses:
Research and development	(21,481)	(18,908)	(2,573)	14%
Depreciation expense	(1,458)	(1,348)	(110)	8%
Selling, general and administrative expense	(11,747)	(12,452)	705	(6)%
Total operating expenses	(34,686)	(32,708)	(1,978)	6%

Loss from operations	(22,802)	(30,618)	7,816	(26)%
Interest income, net	513	$1,701	(1,188)	(70)%
Other income (expense), net	(3,791)	$2,001	(5,792)	(289)%
Total other income (expense), net	(3,278)	3,702	(6,980)	N/M
Loss before income taxes	(26,080)	(26,916)	836	(3)%
Loss from equity method investees, net	(1,719)	130	(1,849)	(1422)%
Net loss	$(27,799)	$(26,786)	$(1,013)	4%
Other comprehensive loss:
Foreign currency translation adjustments	(191)	96	(287)	299%
Comprehensive loss	$(27,990)	$(26,690)	$(1,300)	5%

Net loss per share - basic and diluted	$(0.14)	$(0.14)
Weighted-average number of common shares outstanding - basic and diluted	197,746,569	195,537,601
Revenue
Total revenue increased $4.5 million, or 35%, in the three months ended June 30, 2024, compared to the same period in 2023. The increase was primarily driven by $7.8 million in revenue related to the 15 million incremental share consideration received from LanzaJet for their sublicensing of our technology. Joint development agreements, and other contract research also increased $0.3 million each. Engineering and other services decreased $(3.8) million net, including a $(5.3) million decrease from contracts with existing customers and government entities whose projects moved to the next phase of development, offset by a $1.5 million increase from contracts with new customers. Revenue from the sale of CarbonSmart products decreased by $(0.1) million.
Cost of Revenue
Cost of revenue decreased $(5.3) million, or (49)%, in the three months ended June 30, 2024, compared to the same period in 2023. Cost of sales for engineering and other services decreased $(5.5) million for contracts with existing customers and government entities, which was offset by $0.3 million increase in cost of revenue for joint development agreement and other contract research. Costs of sales for CarbonSmart products decreased $(0.1) million.
Research and Development
R&D expense increased $2.6 million, or 14%, in the three months ended June 30, 2024 compared to the same period in 2023, primarily due to an increase of $4.1 million in external R&D services related to project development costs that are not currently eligible for capitalization and $0.3 million in consumables and facilities expenses. Personnel and contractors expenses related to R&D projects decreased $(1.8) million in the quarter.
Selling, General and Administrative Expense
SG&A expense decreased $(0.7) million, or (6)%, in the three months ended June 30, 2024 compared to the same period in 2023. This was primarily due to recoveries from prior bad debt expense of $(0.7) million, and decrease in professional fees of $(0.4) million. This decrease was offset by an increase of $0.4 million in personnel expenses and contractors to support growth.
Interest income, net
Interest income, net decreased $(1.2) million in the three months ended June 30, 2024 compared to the same period in 2023. The decrease is attributable to lower interest earned on smaller cash balances held in savings, money market, and investment accounts, as well as the reversal of the discount accretion on the FPA.
Other Income (Expense), Net
Other income (expense), net decreased $5.8 million in the three months ended June 30, 2024, compared to the same period in 2023, which was primarily due to an overall net loss on changes in the fair value of our financial instruments.

Results of Operations — Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023
The results of operations presented below should be reviewed in conjunction with our condensed consolidated financial statements and notes. The following table sets forth our consolidated results of operations for the periods indicated:

	Six Months Ended June 30,		Change
	2024	2023	2024 vs. 2023
(In thousands, except for per share amounts)
Total revenue	$27,619	$22,563	$5,056	22%
Cost of revenues (exclusive of depreciation shown below)	(12,261)	(18,617)	6,356	(34)%
Operating expenses:
Research and development	(38,542)	(35,194)	(3,348)	10%
Depreciation expense	(2,988)	(2,605)	(383)	15%
Selling, general and administrative expense	(22,784)	(29,287)	6,503	(22)%
Total operating expenses	(64,314)	(67,086)	2,772	(4)%

Loss from operations	(48,956)	(63,140)	14,184	(22)%
Interest income, net	1,661	1,915	(254)	(13)%
Other expense, net	(3,612)	(28,395)	24,783	(87)%
Total other expense, net	(1,951)	(26,480)	24,529	N/M
Loss before income taxes	(50,907)	(89,620)	38,713	(43)%
Income tax benefit	—	—	—	N/M
(Loss) gain from equity method investees, net	(2,400)	(478)	(1,922)	402%
Net loss	$(53,307)	$(90,098)	$36,791	(41)%
Other comprehensive loss:
Foreign currency translation adjustments	(150)	47	(197)	419%
Comprehensive loss	$(53,457)	$(90,051)	$36,594	(41)%

Net loss per share - basic and diluted	$(0.27)	$(0.60)
Weighted-average number of common shares outstanding - basic and diluted	197,360,539	156,472,730
Revenue
Total revenue increased $5.1 million, or 22%, in the six months ended June 30, 2024, compared to the same period in 2023. The increase was primarily driven by $7.8 million in revenue related to the 15 million incremental share consideration received from LanzaJet for their sublicensing of our technology. Additionally, we had a $1.1 million increase in revenue from joint development agreements, a $0.8 million increase from CarbonSmart revenue and a $0.5 million increase from other contract research. Revenue from engineering and other services decreased $(5.1) million net, including a $(9.2) million decrease from contracts with existing customers and governmental entities whose projects moved to the next phase of development, offset by a $4.1 million increase from contracts with new customers.
Cost of Revenues
Cost of revenue decreased $(6.4) million, or (34)%, in the six months ended June 30, 2024, compared to the same period in 2023. Cost of sales for engineering and other services decreased $(7.5) million for contracts with existing customers and government entities, which was offset by an increase in cost of revenue for joint development agreements and other contract research of $0.3 million. Costs of sales for CarbonSmart products increased $0.8 million due to higher activity in the first half of the year.
Research and Development
R&D expense increased $3.3 million, or 10%, in the six months ended June 30, 2024, compared to the same period in 2023, primarily due to an increase of $4.1 million in external R&D services related to project development costs that are not currently eligible for capitalization nor tied to a revenue agreement, and an increase of $0.8 million in facilities and consumables expenses. Personnel and contractors expenses related to R&D projects decreased by $(1.6) million, mainly due to lower stock compensation expense, compared to the same period last year.
Selling, General and Administrative Expense
SG&A expense decreased $(6.5) million, or (22)%, in the six months ended June 30, 2024, compared to the same period in 2023. This was primarily due to a decrease of $(3.1) million in professional fees associated with the Business Combination, as well as $(1.7) million in lower stock compensation and one-time expenses, compared to the same period last year. The decrease was also attributed to $(1.5) million in bad debt expense recorded in the comparative period and recovered in the current period, and $(0.2) million in consumables and facilities expenses.
Interest income, net
Interest income, net decreased $(0.3) million in the six months ended June 30, 2024 compared to the same period in 2023. This was primarily attributable to interest earned on lower cash balances held in savings and money market accounts as well as the the reversal of the discount accretion on the FPA.
Other Expense, Net
Other expense, net increased $24.8 million, in the six months ended June 30, 2024 compared to the same period in 2023, which was primarily due to an overall net loss on changes in the fair value of our financial instruments.

Liquidity and Capital Resources
Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand, demand deposits at banks, and other short-term, highly liquid investments with original maturity of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. The following table shows the balances of our cash, cash equivalents and restricted cash as of June 30, 2024 and December 31, 2023:

	As of		Change
(In thousands, except for percentages)	June 30, 2024	December 31, 2023	2024 vs. 2023
Total cash, cash equivalents, and restricted cash	$62,891	$76,284	$(13,393)	(18)%
As of June 30, 2024, compared to December 31, 2023, LanzaTech’s cash, cash equivalents, and restricted cash decreased by $13.4 million, or 18%, primarily due to the net loss adjusted for non-cash charges (see cash flow section below) and purchases of property, plant and equipment. The decrease is offset by the proceeds from the maturity of debt securities.
Debt Security Investments
Debt security investments comprise mainly held-to-maturity U.S. Treasury and high quality corporate securities that the Company has both the ability and intent to hold to maturity. These securities all mature within one year and will provide additional liquidity upon maturity. As of June 30, 2024, held-to-maturity security investments totaled $12.9 million, compared to $45.2 million as of December 31, 2023.
Sources and Uses of Capital
Since inception, we have financed our operations primarily through equity and debt financing.
Our ability to successfully develop products and expand our business depends on many factors, including our ability to meet working capital needs, the availability of equity or debt financing and, over time, our ability to generate cash flows from operations. We manage our capital to ensure that LanzaTech can continue as a going concern while maximizing the return to stakeholders through the optimization of debt and equity balances.
As of June 30, 2024, our capital structure consists of equity (comprising issued capital, and accumulated deficit) and the Brookfield SAFE. We are not subject to any externally imposed capital requirements.
On October 2, 2022, LanzaTech entered into the Brookfield SAFE with Brookfield and received a cash payment of $50.0 million as the Initial Purchase Amount. In exchange, the Company granted to Brookfield the right to receive certain shares of the Company's common stock. Following the closing of the Business Combination, Brookfield may, at any time at its option, convert all or a portion of the Initial Purchase Amount less any amount that has already been converted or repaid into shares of common stock.
LanzaTech does not have any outstanding debt, other than the Brookfield SAFE and the FPA Put Option Liability and Fixed Maturity Consideration, which are all classified as liabilities for accounting purposes, on its condensed consolidated balance sheets as of June 30, 2024.
On May 1, 2023, LanzaTech purchased $5.5 million of Subordinated Secured Notes in a funding round for LanzaJet's subsidiary Freedom Pines Fuels LLC. The Subordinated Secured Notes are secured by a security interest over the intellectual property owned or in-licensed by LanzaJet. LanzaJet provides a guarantee that the proceeds are being used for any costs and expenses required to complete the initial facility and achieve commercial operation.
On February 3, 2023, LanzaTech, AMCI and ACM executed a Forward Purchase Agreement (the “FPA”). On the same date, ACM partially assigned its rights under the FPA to Vellar. ACM and Vellar are together referred to as the “Purchasers”. Pursuant to the FPA, the Purchasers obtained 5,916,514 shares of common stock on the open market for approximately $10.16 per share (“Redemption Price”), and the purchase price of $60.1 million was funded by the use of Trust Account proceeds as a partial prepayment (“Prepayment Amount”) for the FPA redemption at the end of three years (“Maturity Date”). The Purchasers have the right at the end of three years to return the shares and keep the Prepayment Amount plus the fees described below, or may, at the Purchasers’ sole discretion, partially or fully terminate this transaction over the course of the three-year term by returning cash in an amount equal to the number of shares terminated (“Terminated Shares”) multiplied by the Redemption Price, which may be reduced in the case of certain dilutive events (“Reset Price”). At the end of the three-year term, LanzaTech is obligated to pay the Purchasers an amount equal to the product of (1) 7,500,000 less the number of Terminated Shares multiplied by (2) $2.00 (the “Maturity Consideration”), which under the FPA is payable at the Company’s option in cash or shares of common stock valued at the average daily VWAP Price (as defined in the FPA) over the 30 scheduled trading days ending on the Maturity Date. In addition to the Prepayment Amount and the Maturity Consideration, on the Maturity Date, LanzaTech will pay to the Purchasers an amount equal to the product of (x) 500,000 and (y) the Redemption Price, totaling $5.1 million (the “Share Consideration”), which under the FPA is payable in cash. However, at the time, the Company may not have sufficient funds or be able to obtain financing from third parties to pay such amounts. The Company also may not have sufficient shares authorized to pay the Maturity Consideration in shares. Breach by the Company of any of these obligations could constitute an event of default under the FPA, which could subject the Company to financial exposure thereunder (including arising from potential indemnification claims by the Seller). In addition, future debt or other contractual agreements may contain cross-default or cross-acceleration provisions that could be triggered if we default on our obligations to the Purchasers. Any or all of these consequences could have material adverse impact on us.
On February 8, 2023, LanzaTech completed the Business Combination and related transactions. The completion of the Business Combination and related transactions resulted in $153.3 million of cash proceeds to LanzaTech. The amount released to LanzaTech is net of the transaction expenses related to the Business Combination and the amount paid to the Purchasers in relation to the FPA. Pursuant to the FPA, the Purchasers purchased 5,916,514 Class A common shares on the open market for approximately $10.16 per share, and the purchase price of $60.1 million was deposited with the Purchasers as a partial prepayment for the settlement of the FPA.
In relation to the FPA, the Company’s volume-weighted average share price was below $3.00 per share for 50 trading days during the 60 day consecutive trading period ended on July 1, 2024 (the “VWAP Trigger Event”). On July 22, 2024, Vellar (one of the Purchasers) notified the Company of such VWAP Trigger Event, purporting to accelerate the Maturity Date of its portion of the Recycled Shares (i.e., 2,990,000 common shares) to July 22, 2024. Vellar asserts that it is entitled to: (i) Maturity Consideration of $7.5 million (payable at the Company’s option in cash or shares of common stock valued at the average daily VWAP Price (as defined in the FPA) over 30 scheduled trading days ending on the accelerated Maturity Date of July 22, 2024 of $1.91 per share) and (ii) Share Consideration of approximately $2.5 million, payable in cash, each due and payable on July 24, 2024. On July 25, 2024, the Company received a notice from Vellar pursuant to the FPA, stating that the Company is in default of its payment obligations. On July 30, 2024, the Company received a notice of an event of default under the FPA from Vellar that (i) designated such date as the early termination date of the FPA and (ii) purports to result in an early termination cash payment of approximately $4.2 million becoming due to Vellar (equating to the sum of the Maturity Consideration and the Share Consideration minus the VWAP Price (as defined in the FPA) (as of July 29, 2024) of Vellar’s portion of the Recycled Shares) (see Part II – Item 1. Legal Proceedings).
On May 9, 2024, the Company entered into an At Market Issuance Sales Agreement (the “Sales Agreement”) and a Terms Agreement (the “Terms Agreement” and, together with the Sales Agreement, the “ATM Agreements”) with B. Riley Securities, Inc. (“B. Riley Securities”), pursuant to which the Company may, from time to time, offer and sell through or to B. Riley Securities, as sales agent or principal, shares of the Company’s common stock, having an aggregate offering price of up to $100 million. The Shares will be offered through or to B. Riley Securities, acting as agent in connection with agency transactions or as principal in connection with any principal transactions. Pursuant to the Terms Agreement, the Company will have the right, but not the obligation, from time to time at its sole discretion, for as long as the Sales Agreement remains effective, to direct B. Riley Securities on any trading day to act on a principal basis and purchase up to approximately $0.2 million per day, up to $0.9 million per week, and up to $40 million per twelve-month period, subject to any applicable limitations pursuant to the rules and regulations of The Nasdaq Stock Market, LLC (the aggregate amount so purchased by B. Riley Securities under the Terms Agreement, the “Commitment”), which Commitment will be included within the aggregate offering price of up to $100 million of Common Stock sold pursuant to the ATM Agreements; provided, however, that only one principal sale may be requested per day unless otherwise agreed to by B. Riley Securities.
In the normal course of our business, we also enter into purchase commitments or other transactions in which we make representations and warranties that relate to the performance of our goods and services. We do not expect material losses related to these transactions.
On July 1, 2024, the Company’s stock price traded below $3.00 per share for 50 trading days during the 60 day consecutive trading period, which entitles the Purchasers to accelerate the Maturity Date of their respective portion of the Recycled Shares. Refer to Note 9 - Forward Purchase Agreement.
On August 5, 2024, the Company entered into a Convertible Note Purchase Agreement (the “Convertible Note Purchase Agreement”) with an accredited investor (the “Investor”) pursuant to which the Company agreed to sell and issue to the Investor and other purchasers in a private placement transaction (the “Private Placement”) in one or more closings up to an aggregate principal amount of $150 million of Convertible Notes (the “Convertible Notes”). As of August 6, 2024, we issued and sold $40.2 million of Convertible Notes to the Investor pursuant to the Convertible Note Purchase Agreement. The gross proceeds from the initial closing are approximately $40 million, before deducting estimated offering expenses.
The Convertible Notes bear interest at a fixed rate of 8.00% per annum, which interest will be added to the outstanding principal amount of the Convertible Notes on the last day of the applicable interest period (beginning on the date of issuance of the applicable Convertible Note and ending on and including the earlier of (x) the anniversary date of such issuance and (y) the maturity date, the “Interest Period”); provided, however, that the Company is permitted to pay all interest payable during an Interest Period in cash pursuant to prior written notice to the Convertible Note holder.
The Convertible Notes will mature on August 6, 2029 (the “Maturity Date”), unless earlier redeemed or converted in accordance with their terms. The Convertible Notes are subject to mandatory conversion for shares of the Company’s common stock, par value $0.0001 per share, upon the completion by the Company of an equity financing prior to the Maturity Date that results in the Company receiving minimum gross proceeds in an amount that is equal to the greater of (i) $40 million and (ii) 50% of the total principal amount under the outstanding Convertible Notes immediately following the final closing under the Convertible Note Purchase Agreement (a “Qualified Equity Financing”) at a conversion price equal to the lower of (i) the lowest per-share selling price per share in the Qualified Equity Financing, less a 10% discount and (ii) the Valuation Cap (as defined below). The Convertible Notes are convertible at the option of the holders upon the completion by the Company of an equity financing prior to the Maturity Date that does not meet the definition of a Qualified Equity Financing (a “Non-Qualified Equity Financing”) at a conversion price equal to the lower of (i) the lowest per-share selling price in the Non-Qualified Equity Financing and (ii) the Valuation Cap. The Convertible Notes are also convertible at the option of the holders any time prior to the Maturity Date at a conversion price equal to the Valuation Cap. The “Valuation Cap” is defined as, (i) with respect to any conversion of a Convertible Note issued at the initial closing under the Convertible Note Purchase Agreement, the price per share equal $1.52 (which, in the event that the Company has not, within 60 days of the initial closing under the Convertible Note Purchase Agreement, issued Convertible Notes having an aggregate principal amount of at least $80 million, will be adjusted to $1.25 per share), and (ii) with respect to a Convertible Note issued at any closing subsequent to the initial closing under the Convertible Note Purchase Agreement, the price per share equal to the greater of (a) $1.56 and (b) the closing price per share of the Company’s common stock on the date prior to such closing. The Valuation Cap is subject to adjustment based on the Company’s holdings in LanzaJet, Inc., and the conversion price in all cases is subject to adjustment for stock splits, reclassifications, redesignations, subdivisions, recapitalizations, and dividends.
The Convertible Notes contain provisions that preclude conversion if such conversion would result in the issuance of more than 19.9% of the Company’s currently outstanding common stock in the aggregate or in a change of control under Nasdaq marketplace rules, prior to obtaining stockholder approval. Prior to such stockholder approval, a holder may not convert its Convertible Note if the holder, together with its affiliates, would beneficially own more than 19.9% of the number of shares of the Company’s outstanding common stock immediately after giving effect to such exercise. The Company has agreed to use its reasonable best efforts to obtain the required stockholder approvals at a special meeting of its stockholders, to be held no later than 60 days following the date of the initial closing under the Convertible Note Purchase Agreement, subject to certain exceptions.
The Convertible Notes may not be prepaid or redeemed by the Company, either in whole or in part, without the consent of the holders of the Convertible Notes representing a majority of the principal amount of all of the Convertible Notes then outstanding (the “Requisite Holders”), provided that the Company may redeem and prepay all then-outstanding Convertible Notes without such consent of the Requisite Holders (i) until August 6, 2025, in an amount equal to one and one half times the redeemed principal amount on the Convertible Notes; (ii) between August 7, 2025 and August 6, 2027, in an amount equal to two times the redeemed principal amount; and (iii) after August 6, 2027, in an amount equal to three times the redeemed principal amount; in all such cases, any and all accrued and unpaid interest on the Convertible Notes to be deemed to have been repaid in connection with the redemption.
We continue to seek additional financing under the Convertible Note Purchase Agreement from certain institutional accredited investors with whom we have a preexisting substantive relationship. We currently have no commitments from any such investors to participate in the Private Placement or any other financing. There can be no assurance that we will be successful in our effort to secure additional financing in amounts and on terms acceptable to us.
The accompanying financial statements have been prepared assuming we will continue as a going concern. However, near-term, we expect to continue to generate operating losses and to have net cash outflows from operating activities.

We believe our existing cash and cash equivalents will be sufficient to fund our operations for the next 12 months from the date of this Quarterly Report. However, our liquidity assumptions may prove to be incorrect, and we could utilize our available financial resources sooner than we currently expect, including within the next 12 months. Our future capital requirements and the adequacy of available funds will depend on many factors, including those set forth in Part I, Item 1A of our Annual Report on Form 10-K under “Risk Factors” and in Part II, Item 1A of this Quarterly Report. In addition, we from time to time, evaluate financing alternatives to enhance the Company’s liquidity position, including the sale of securities, the incurrence of debt or other financing alternatives.
If we determine that we require additional financing to meet our operating requirements, we may be unable to secure such financing on acceptable terms, or at all. If we raise additional funds by issuing equity and/or convertible debt securities, dilution to our existing stockholders will result. If we raise additional financing and incur indebtedness, we would be subject to increased fixed payment obligations and could also be subject to certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. If we are unable to obtain additional funds, we will have to reduce our operating costs, which will cause a delay or reduction in our technology development and commercialization programs.

Cash Flows
For the quarters ended June 30, 2024 and 2023
The following table provides a summary of our cash flows for the six months ended June 30, 2024 and June 30, 2023:

	Six Months Ended June 30,		Change
(In thousands, except for percentages)	2024	2023	2024 vs. 2023
Net cash provided by (used in):
Operating activities	$(42,942)	$(59,116)	$16,174	(27)%
Investing activities	29,502	(59,921)	89,423	(149)%
Financing activities	224	146,712	(146,488)	(100)%
Effects of currency translation	(177)	4	(181)	4525%
Net (decrease) increase in cash, cash equivalents, and restricted cash	$(13,393)	$27,679
Cash Flows Used in Operating Activities
Cash flows used in operating activities decreased $16.2 million or 27% in the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The decrease is primarily attributable to the lower net loss, net of non-cash items in the six months ended June 30, 2024 compared to the six months ended June 30, 2023. Additionally, the Company had cash outflows of $4.1 million related to costs incurred for the Business Combination that were classified as cash flows from operating activities during the six months ended June 30, 2023 which did not recur in the current period.
Cash Flows Used in Investing Activities
In the six months ended June 30, 2024, net cash provided by investing activities was $29.5 million, compared to net cash used by investing activities of $(59.9) million in the six months ended June 30, 2023. The change is primarily driven by the purchase of debt securities of $49.1 million in the six months ended June 30, 2023, which did not recur in the current period. The company additionally received proceeds from the maturity of a portion of the debt securities of $32.8 million in the six months ended June 30, 2024.

Cash Flows from Financing Activities
In the six months ended June 30, 2024, net cash used in financing activities was immaterial, compared to net cash provided by financing activities of $146.7 million in the six months ended June 30, 2023. The cash inflow in the prior period was driven by $213.4 million in proceeds from the Business Combination and PIPE financing and proceeds of $1.1 million from the exercise of options to acquire shares of common stock of the Company. This was partially offset by the Forward Purchase Agreement prepayment amount of $(60.1) million and by the repurchase of equity instruments of $(7.7) million.
Off-Balance Sheet Arrangements
As of June 30, 2024 and December 31, 2023, we did not engage in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.
Critical Accounting Policies and Management Estimates
Our management’s discussion and analysis of our financial condition and results of operations is based on our condensed consolidated financial statements that have been prepared in accordance with US GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosures. We consider an accounting estimate to be critical to the condensed consolidated financial statements if the estimate is complex in nature or requires a high degree of judgment and actual results may differ from these estimates with any such differences being potentially material. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. A discussion of our critical accounting policies and estimates may be found in the Company’s Annual Report on Form 10-K, which was filed with the SEC on February 29, 2024 in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under the heading “Critical Accounting Policies and Management Estimates”. As of June 30, 2024, there have been no changes to our critical accounting policies and estimates.
Non-GAAP Financial Measures
To supplement our financial statements presented in accordance with US GAAP and to provide investors with additional information regarding our financial results, we have presented adjusted EBITDA, a non-GAAP financial measure. Adjusted EBITDA is not based on any standardized methodology prescribed by US GAAP and is not necessarily comparable to similarly titled measures presented by other companies.
We define adjusted EBITDA as our net loss, excluding the impact of depreciation, interest income, net, stock-based compensation, change in fair value of warrant liabilities, change in fair value of SAFE liabilities, change in fair value of the FPA Put Option liability and Fixed Maturity Consideration, transaction costs on issuance of Forward Purchase Agreement, loss from equity method investees, net and other one-time costs related to the Business Combination and securities registration on Form S-4, our registration statement on Form S-1, and non-recurring regulatory matters. We monitor and have presented in this Quarterly Report adjusted EBITDA because it is a key measure used by our management and the Board to understand and evaluate our operating performance, to establish budgets, and to develop operational goals for managing our business. We believe adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of certain expenses that we include in net loss. Accordingly, we believe adjusted EBITDA provides useful information to investors, analysts, and others in understanding and evaluating our operating results and enhancing the overall understanding of our past performance and future prospects.
Adjusted EBITDA is not prepared in accordance with US GAAP and should not be considered in isolation of, or as an alternative to, measures prepared in accordance with US GAAP. There are a number of limitations related to the use of adjusted EBITDA rather than net loss, which is the most directly comparable financial measure calculated and presented in accordance with US GAAP. For example, adjusted EBITDA: (i) excludes stock-based compensation expense because it is a significant non-cash expense that is not directly related to our operating performance; (ii) excludes depreciation expense and, although this is a non-cash expense, the assets being depreciated and amortized may have to be replaced in the future; (iii) excludes gain or losses on equity method investee; and (iv) excludes certain income or expense items that do not provide a comparable measure of our business performance. In addition, the expenses and other items that we exclude in our calculations of adjusted EBITDA may differ from the expenses and other items, if any, that other companies may exclude from adjusted EBITDA when they report their operating results. In addition, other companies may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison.
The following table reconciles adjusted EBITDA to net loss, the most directly comparable financial measure calculated and presented in accordance with US GAAP.
Reconciliation of Net Loss to Adjusted EBITDA

	Three Months Ended June 30,		Six Months Ended June 30,
(In thousands)	2024	2023	2024	2023
Net Loss	$(27,799)	$(26,786)	$(53,307)	$(90,098)
Depreciation	1,458	1,348	2,988	2,605
Interest income, net	(513)	(1,701)	(1,661)	(1,915)
Stock-based compensation expense and change in fair value of SAFE and warrant liabilities (1)	(3,344)	21,526	(14,091)	4,052
Change in fair value of the FPA Put Option and Fixed Maturity Consideration liabilities (net of interest accretion reversal)	10,727	(18,080)	23,770	33,029
Transaction costs on issuance of Forward Purchase Agreement	—	—	—	451
Loss from equity method investees, net	1,719	(130)	2,400	478
One-time costs related to the Business Combination, initial securities registration and non-recurring regulatory matters(2)	—	—	—	4,062
Adjusted EBITDA	$(17,752)	$(23,823)	$(39,901)	$(47,336)
__________________
(1)Stock-based compensation expense represents expense related to equity compensation plans.

(2)Represents costs incurred related to the Business Combination that do not meet the direct and incremental criteria per SEC Staff Accounting Bulletin Topic 5.A to be charged against the gross proceeds of the transaction, but are not expected to recur in the future, as well as costs incurred subsequent to deal close related to our securities registration on Form S-4 and our registration statement on Form S-1. Regulatory matters includes fees related to non-recurring items during the year ended December 31, 2023.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to a variety of market and other risks, including the effects of changes in interest rates, inflation and foreign currency translation and transaction risks, as well as risks to the availability of funding sources, hazard events and specific asset risks. Our market risk exposure is expected to be limited to risks that arise in the normal course of business, as we do not engage in speculative, non‑operating transactions, nor do we use financial instruments or derivative instruments for trading purposes.
Interest Rate Fluctuation Risk
Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because of our cash equivalents and debt security investments. Our investments are made through our commercial and investment banks and, by policy, we limit the amount of risk by investing primarily in money market funds, United States Treasury obligations, and high quality corporate bonds. Additionally, we primarily invest in short-term securities. Because of the short-term nature of the majority of our financial instruments in our investment portfolio, an immediate change in market interest rates of 100 basis points would not have a material impact on the fair market value of our cash and cash equivalents or on our financial position or results of operations.
Foreign Currency Fluctuation Risk
We are subject to foreign currency exchange risk from the translation of the financial statements of our foreign subsidiaries, whose financial condition and results of operations are reported in their local currencies and then translated into U.S. dollars at the applicable currency exchange rate for inclusion in our consolidated financial statements. Foreign currency translation adjustments were $(0.15) million and $0.05 million for the six months ended June 30, 2024 and 2023, respectively. Additionally, we have contracted with and may continue to contract with foreign vendors.
Commodity Pricing Risk
Our CarbonSmart products differ from other bio-ethanol (and related derivative products) because they are made from a unique feedstock (recycled carbon emissions) which differs from first-generation biofuels which are generally made from food sources. As a result, there is not an active trading market for our CarbonSmart fuels, and we are not directly impacted by changes in commodity prices. Additionally, we do not engage in hedging or other derivative transactions related to commodity prices.
Demand for our CarbonSmart products is indirectly impacted by commodity prices for fossil fuel and first generation bio-fuel prices. As prices drop for fossil and first-generation bio fuels, demand for our more-expensive recycled CarbonSmart products may decrease. Demand for our CarbonSmart products is also generally increased by new or additional environmental regulations, and decreased by loosened or reduced regulation.
Credit Risk
We are subject to credit risk due to concentration of our receivables with a limited number of significant customers. If a customer defaults or if any of our contracts are cancelled by the customer in accordance with their terms, and we are unable to renew or replace these contracts, our gross margin and cash flows may be adversely affected.
Equity Price Risk
We have in the past, and may in the future, seek to acquire additional funding by sale of common stock and other equity. The price of our common stock has been volatile in the past and may also be volatile in the future. As a result, there is a risk that we may not be able to sell our common stock at an acceptable price should the need for new equity funding arise.
Inflation Fluctuation Risk
Inflation generally affects us and our customers by increasing the cost of labor, laboratory supplies, consumables and capital expenditure required to deploy our technology, which may have a material effect on our business.

ITEM 4. CONTROLS AND PROCEDURES
Limitations on Effectiveness of Controls and Procedures
In designing and evaluating our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
Evaluation of Disclosure Controls and Procedures
Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a–15(e) and 15d-15(e)).
As a result of this evaluation, our CEO and CFO concluded that the material weaknesses relating to: (i) the accounting for complex transactions and estimates requiring significant judgment and (ii) revenue recognition, which were previously identified in Item 9A. “Controls and Procedures” of our Annual Report on Form 10-K for the year ended December 31, 2023, were still present as of June 30, 2024 (the “Evaluation Date”). Based on the material weaknesses, and the evaluation of our disclosure controls and procedures, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of the Evaluation Date.
Notwithstanding the identified material weaknesses, management believes that the condensed consolidated financial statements included in this Form 10-Q fairly present in all material respects our financial condition, results of operations, and cash flows as of June 30, 2024.
Remediation Efforts to Address Material Weaknesses
Management continues to take steps to improve our internal control processes and will continue to review, optimize, enhance and test our controls and procedures as our control environment matures over time. These measures will include enhancing the design and implementation of our internal controls over financial reporting to comply with the COSO 2013 Internal Control-Integrated Framework, with particular focus on our material weaknesses. The material weaknesses will not be considered remediated until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively.
Changes in Internal Control Over Financial Reporting
There were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the quarter ended June 30, 2024, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. We note that our CEO and CFO concluded that the material weaknesses previously identified in Item 9A. “Controls and Procedures” of our Annual Report on Form 10-K for the year ended December 31, 2023 were still present as of the Evaluation Date.

PART II
ITEM 1. LEGAL PROCEEDINGS
The Company may be involved in legal proceedings and exposed to potential claims in the normal course of business, including as described below. Although we cannot predict the ultimate outcome of any legal matter with certainty, we do not believe the outcome of any of our pending legal proceedings will have a material adverse impact on our consolidated financial position, results of operations or cash flows.
In relation to the FPA, the Company’s volume-weighted average share price was below $3.00 per share for 50 trading days during the 60 day consecutive trading period ended on July 1, 2024 (the “VWAP Trigger Event”). On July 22, 2024, Vellar (one of the Purchasers) notified the Company of such VWAP Trigger Event, purporting to accelerate the Maturity Date of its portion of the Recycled Shares (i.e., 2,990,000 common shares) to July 22, 2024. Vellar asserts that it is entitled to: (i) Maturity Consideration of $7,500,000 (payable at the Company’s option in cash or shares of common stock valued at the average daily VWAP Price (as defined in the FPA) over 30 scheduled trading days ending on the accelerated Maturity Date of July 22, 2024 of $1.91 per share) and (ii) Share Consideration of $2,539,350, payable in cash, each due and payable on July 24, 2024. On July 25, 2024, the Company received a notice from Vellar pursuant to the FPA, stating that the Company is in default of its payment obligations. On July 30, 2024, the Company received a notice of an event of default under the FPA from Vellar that (i) designated such date as the early termination date of the FPA and (ii) purports to result in an early termination cash payment of $4,163,701 becoming due to Vellar (equating to the sum of the Maturity Consideration and the Share Consideration minus the VWAP Price (as defined in the FPA) (as of July 29, 2024) of Vellar’s portion of the Recycled Shares).
On July 24, 2024, LanzaTech filed suit against Vellar in the Supreme Court of the State of New York, Commercial Division, alleging breach of the FPA, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. The claims are primarily in connection with Vellar’s sale of Recycled Shares, which LanzaTech alleges are in breach of the FPA's requirement that Recycled Shares be held in a bankruptcy remote special purpose vehicle for the benefit of the Company unless the sale is noticed to the Company as part of an optional early termination, which Vellar has not done. In the event of a sale of Recycled Shares subject to an optional early termination, the Company is entitled to receive $10.1574 for each share sold. LanzaTech believes that Vellar’s notice of the VWAP Trigger Event and consequently, its notice of an event of default, is not valid and, accordingly, that no payments are owed to Vellar in connection with the purported acceleration of the Maturity Date or early termination of the FPA. The Company intends to vigorously pursue its claims against Vellar.

ITEM 1A. RISK FACTORS
Our risk factors are disclosed in Part I, Item 1A of our Annual Report on Form 10-K. There have been no material changes during the six months ended June 30, 2024 from or updates to the risk factors discussed in Part I, Item 1A. Risk Factors, of our Annual Report on Form 10-K, except as follows:
Political and economic uncertainty, including changes in policies of the Chinese government or in relations between China and the United States, may impact our revenue and materially and adversely affect our business, financial condition, and results of operations.
We and our partners operate facilities and do business on an international scale, including in China. Political and economic uncertainty, including changes in policies of the Chinese government or relations between China and the United States, may impact us adversely. There is significant uncertainty about the future relationship between China and the United States with respect to trade policy, government relations and treaties. Political uncertainty surrounding Chinese government policies, international trade disputes between China and the United States, and protectionist measures could result in increased trade controls and regulations. Heightened tensions resulting in restrictions and additional regulations may negatively impact our ability to send our microbes and other supplies to our plants in China, to purchase and ship ethanol out of China, or to gain ethanol-related licenses in China.

The implementation of sanctions on certain Chinese individuals or entities may result in complications for our interactions with LanzaTech China Limited, the Shougang Joint Venture and our joint venture partners in China, or with certain of our strategic investors located in China, including Sinopec. Sinopec is a Chinese investment platform that was jointly established in 2018 by China Petrochemical Corporation (“Sinopec Group”) and China Petroleum & Chemical Corporation (“Sinopec Corp”). Sinopec Corp is a majority-owned subsidiary of Sinopec Group, which is controlled by the State-owned Assets Supervision and Administration Commission of the State Council of the People’s Republic of China. Based on publicly available information provided by China Petroleum & Chemical Corporation, as of February 2024, the China Petroleum & Chemical Corporation holds, directly or indirectly, 49% of the equity/voting rights of Sinopec. As a result of potential trade and investment restrictions, we may be unable to complete an investment in any joint venture that we may enter into with Sinopec, or to protect our interests in our existing or potential future joint ventures by nominating a non-Chinese director to the board of directors of any such joint venture. Sanctions also may negatively impact our ability to repatriate dividends from a Chinese joint venture and may result in further costs or delays as a result of currency controls. These increased costs and restrictions may reduce our margins or reduce demand for our products if prices increase for our industry partners, and could adversely affect our business, financial condition, and results of operations.
Our ability or the ability of our partners to operate in China may be impaired by changes in Chinese laws and regulations, including those relating to taxation, environmental regulation, restrictions on foreign investment, and other matters, which can change quickly with little advance notice.
While we are headquartered in Skokie, Illinois, we are a global business and have operations in China. This includes a minority ownership stake in the Shougang Joint Venture, several strategic investors located in China, including Sinopec, and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. We license our technology in China to the Shougang Joint Venture. Entities in which the Shougang Joint Venture holds a controlling interest currently produce low carbon ethanol at three commercial scale facilities using our process technology, which, in addition to its use as fuel, is transported and processed for use in consumer products.
The Chinese government has exercised and continues to exercise substantial control over every sector of the Chinese economy through regulation and state ownership. The central Chinese government or local governments having jurisdiction within China may impose new, stricter regulations, or interpretations of existing regulations, that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. For example, regulations in China applicable to LanzaTech China Limited, a WFOE, may change. As such, our operations and the operations of our joint venture partners and our sales and licenses to partners located in China may be subject to governmental and regulatory interference in the provinces in which they operate. We, our joint venture and other partners could also be subject to regulation by various political and regulatory entities, including local and municipal agencies and other governmental subdivisions. Regulations may be imposed or change quickly with little advance notice. Our ability, and the ability of our joint venture and other partners, to operate in China may be impaired by any such laws or regulations, or any changes in laws and regulations in China. We and our joint venture and other partners may incur increased costs necessary to comply with existing and future laws and regulations or penalties for any failure to comply.
We and our partners may be subject to regulatory actions by the Chinese government targeting concerns related to data security and monopolistic behavior.
Recent statements and regulatory actions by the Chinese government have targeted companies whose operations involves cross-border data security or anti-monopoly concerns. Although we are incorporated and headquartered in the United States, we may still be subject to certain Chinese laws due to our business operations in China. These operations include several strategic investors located in China, including Sinopec, a core team of technical, business and administrative professionals at our office in Shanghai, and our minority ownership stake in, and contractual commitments with, the Shougang Joint Venture.
On June 10, 2021, China promulgated the PRC Data Security Law (the “DSL”), which became effective on September 1, 2021. The DSL intends to regulate data processing activities, ensure data security, promote data development and utilization, protect the data-related rights and interests of individuals and organizations, and safeguard Chinese sovereignty, security and development interests. Article 36 of the DSL provides that any Chinese entity that provides data to foreign judicial or law enforcement agencies (regardless of whether directly or through a foreign entity) without approval from a Chinese authority would likely be deemed to be in violation of the DSL. In addition, pursuant to Article 2 of Measures for Cybersecurity Reviews (the “Measures”) issued by the CAC, the procurement of any network product or service by an operator of critical information infrastructure that affects or may affect national security will be subjected to a cybersecurity review. Pursuant to Article 35 of Cybersecurity Law of the PRC, “critical information infrastructure operators” that purchase network products and services which may influence national security will be subject to cybersecurity review by the CAC. With respect to LanzaTech China Limited, the Shougang Joint Venture and our operational partners in China, the exact scope of the term “critical information infrastructure operator” remains unclear, so there can be no assurance that we, the Shougang Joint Venture or our partners will not be subjected to critical information infrastructure operator review in the future. Furthermore, in the event that we, the Shougang Joint Venture or our partners become operators of critical information infrastructure in the future, they may be subject to the DSL, the Measures and cybersecurity review by the CAC.
Article 3 of Anti-Monopoly Law of the PRC (the “Anti-Monopoly Law”) prohibits “monopolistic practices,” which include: (a) the conclusion of monopoly agreements between operators; (b) the abuse of dominant market position by operators; and (c) concentration of undertakings which has or may have the effect of eliminating or restricting market competition. Furthermore, according to Article 19 of the Anti-Monopoly Law, the operator will be assumed to have a dominant market position if the following apply: (a) an operator has 50% or higher market share in a relevant market; (b) two operators have 66% or higher market share in a relevant market; or (c) three operators have 75% or higher market share in a relevant market. We believe that neither we nor any of our partners in China have engaged in any monopolistic practices in China, and that recent statements and regulatory actions by the Chinese government do not impact our ability to conduct business, accept foreign investments, or list on a U.S. or other foreign stock exchange. However, there can be no assurance that regulators in China will not promulgate new laws and regulations or adopt new series of interpretations or regulatory actions which may require us and our partners to satisfy new requirements related to these concerns.
Changes in China’s economic, political or social conditions or legal system or government policies could have a material adverse effect on our business and operations.
Our business operations in China include the Shougang Joint Venture, several strategic investors located in China, including Sinopec, and a core team of technical, business and administrative professionals at a LanzaTech office in Shanghai, which support the ongoing operations and further growth of the business in China. We license our technology in China to the Shougang Joint Venture. Entities in which the Shougang Joint Venture holds a controlling interest currently produce low carbon ethanol at four commercial scale facilities using our process technology, which, in addition to its use as fuel, is transported and processed for use in consumer products. Meanwhile, several additional facilities are being engineered and constructed. Accordingly, our business, financial condition, results of operations and prospects may be influenced to a significant degree by political, economic and social conditions in China generally and by the significant discretion of Chinese governmental authorities. The Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies. The increased global focus on environmental and social issues and China’s potential adoption of more stringent standards in these areas may adversely impact us or our suppliers.
Furthermore, the Chinese legal system is based in part on government policies and internal rules, some of which are not published on a timely basis or at all and may have a retroactive effect. As a result, we or our suppliers may not be aware of our violation of any of these policies and rules until sometime after the alleged violation. In addition, any administrative and court proceedings in China may be protracted, resulting in substantial costs and diversion of resources and management attention. Further, such evolving laws and regulations and the inconsistent enforcement thereof could also lead to failure to obtain or maintain licenses and permits to do business in China, which would adversely affect us or our suppliers in China. Any such disruption, or if one or more of our Chinese suppliers was prevented from operating, could have an adverse impact on our results of operations and financial condition.

We may be subject to risks that the Chinese government may intervene or influence our operations at any time.
Because we have employees located in China and conduct some operations in China, including through our China-based joint venture and at the facilities in China operated by entities in which the Shougang Joint Venture holds a controlling interest using our process technology, we are subject to the risk that the Chinese government may intervene or influence our operations at any time. However, because our operations in China are largely limited to technology licenses and the production of our low carbon ethanol, we do not expect that such intervention or influence would result in a material change in our operations. Nonetheless, in the event that the Chinese government were to intervene in our operations, we might experience a disruption at the three facilities in China operated by entities in which the Shougang Joint Venture holds a controlling interest using our process technology, or at the facilities in construction, to our joint venture and joint venture partners, to our licenses to partners in China and to our low carbon ethanol production, which could have a material adverse effect on our results of operations.
We may not have the funds necessary to satisfy our future obligations under the Forward Purchase Agreement.
Pursuant to the Forward Purchase Agreement, on the Maturity Date the Company is obligated to pay to the Seller the Maturity Consideration, which may be paid in cash or in shares, the Share Consideration, and retain the Prepayment Amount. However, at the time, the Company may not have sufficient funds or be able to obtain financing from third parties to pay such amounts. The Company also may not have sufficient shares authorized to pay the Maturity Consideration in shares. Breach by the Company of any of these obligations could constitute an event of default under the Forward Purchase Agreement, which could subject the Company to financial exposure thereunder (including arising from potential indemnification claims by the Seller). In addition, future debt or other contractual agreements may contain cross-default or cross-acceleration provisions that could be triggered if we defaulted on our obligations to the Seller. Any or all of these consequences could have material adverse consequences for us.
We are engaged in litigation related to the Forward Purchase Agreement.
On July 24, 2024, LanzaTech filed suit against Vellar in the Supreme Court of the State of New York, Commercial Division, alleging breach of the FPA, breach of the implied covenant of good faith and fair dealing, and unjust enrichment. Such litigation may be costly, distracting to management and could harm our reputation and the value of our company. We cannot guarantee that we will be able to resolve the litigation on terms favorable to us, and such litigation, whether successful or not, could have a material adverse effect on our business, results of operations and financial condition.
ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
Except as previously reported by the Company on its Current Reports on Form 8-K, we did not sell any securities during the period covered by this Form 10-Q that were not registered under the Securities Act.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES
None.

ITEM 4. MINE SAFETY DISCLOSURES
None.

ITEM 5. OTHER INFORMATION

Securities Trading Plans of Directors and Executive Officers
During the three months ended June 30, 2024, none of our directors or officers adopted or terminated any contract, instruction or written plan for the purchase or sale of our securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any “non-Rule 10b5-1 trading arrangement” (as defined in Item 408(c) of Regulation S-K).

ITEM 6. EXHIBITS

Exhibit	Description
3.1**
Amended and Restated Certificate of Incorporation of LanzaTech Global, Inc., (incorporated by reference to Exhibit 3.1 of LanzaTech Global Inc.’s Current Report on Form 8-K, filed with the SEC on February 13, 2023).

3.2**	Amended and Restated Bylaws of LanzaTech Global, Inc. (incorporated by reference to Exhibit 3.2 of LanzaTech Global Inc.’s Current Report on Form 8-K, filed with the SEC on February 13, 2023).
10.1*	Joint Venture Agreement, dated November 11, 2023, by Olayan Financing Company and LanzaTech, Inc
10.2*	Deed of Amendment and Novation Relating to the Joint Venture Agreement, dated April 16, 2024, by Olayan Financing Company and LanzaTech, Inc and Saudi Arabian Construction & Repair Company LTD.
31.1*	Certification of Principal Executive Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
31.2*	Certification of Principal Financial Officer pursuant to Rules 13a-14(a) and 15d-14(a) promulgated under the Securities Exchange Act of 1934, as amended.
32.1*+	Certification of Principal Executive Officers and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101
The following financial information from LanzaTech Global Inc.'s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024 formatted in Inline XBRL (Extensible Business Reporting Language) includes: (i) the Condensed Consolidated Balance Sheets, (ii) the Condensed Consolidated Statements of Operations and Comprehensive Loss, (iii) the Condensed Consolidated Statements of Changes in Redeemable Convertible Preferred Stock and Shareholders’ Equity, (iv) the Condensed Consolidated Statements of Cash Flows, and (v) Notes to the Condensed Consolidated Financial Statements.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

* Filed herewith.
** Previously filed.
+ Furnished herewith and not deemed to be “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Skokie, State of Illinois, on August 8, 2024.

LANZATECH GLOBAL, INC.
(Registrant)

Name	Position	Date

/s/ Jennifer Holmgren, Ph.D.	Chief Executive Officer and Director (Principal Executive Officer)	August 8, 2024
Jennifer Holmgren, Ph.D.

/s/ Geoff Trukenbrod	Chief Financial Officer (Principal Financial Officer)	August 8, 2024
Geoff Trukenbrod